SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Index

1. Summary of Business Report for Fiscal Year 2006	4

2. Exhibit 99.1-Kookmin Bank and Its Subsidiaries Consolidated Audit Report 2006

Summary of 2006 Business Report for Fiscal Year 2006

On March 30, 2007, Kookmin Bank filed its business report for fiscal year 2006 (the “Business Report”) with the Financial Supervisory Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Financial information contained in this summary (and in the attached audit report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or the “Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” in this document are to the currency of the Republic of Korea.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Banking Act,

■	The trust business as prescribed by the Banking Trust Act,

■	The credit card business as prescribed by the Specialized Credit Financial Business Act, and

■	Other businesses permitted by other relevant Korean laws and regulations

1.2. History

■	November 1, 2001

Incorporated and listed on the New York Stock Exchange

■	November 9, 2001

Listed on the Korea Stock Exchange

■	September 23, 2002

Integrated IT platforms of old Kookmin Bank and H&CB

■	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V. Amsterdam, which replaced the prior investment agreement with H&CB

■	September 30, 2003

Completed the merger with Kookmin Credit Card

■	December 16, 2003

Completed a strategic investment in Bank Internasional Indonesia (BII) by investing in a 25% stake in Sorak Financial Holdings, a consortium with other investors

■	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

■	April 29, 2004

Established a subsidiary, KB Life Insurance Co. Ltd., to engage in insurance business

■	July 22, 2004

Entered into an alliance with China Construction Bank in connection with the foreign currency business

■	August 31, 2004

ING Bank N.V. Amsterdam entered into a contract with KB for a strategic investment in KB Life Insurance

■	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in an extraordinary general shareholders’ meeting

■	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	January 01, 2005

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single KB labor union

■	March 02, 2005

Opened KB Satellite Broad Casting System for the first time in Korea

■	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

■	June 16, 2005

Disposed of 27,423,761 shares of treasury stock by means of a combination of domestic over-the-counter-sales and an international issuance of depository receipts

■	July 26, 2005

Obtained an approval from FSS to use the Market Risk Internal Model for the first time among domestic financial institutions

■	October 14, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	February 2, 2006

Established the “Basel II system to calculate credit risk weighted asset and New BIS Capital adequacy ratio” for the first time among domestic financial institutions

■	March 24, 2006

Selected as the preferred bidder for the acquisition of Korea Exchange Bank

■	April 3, 2006

Established 100% computerization of bank accounts for the first time among domestic financial institutions

■	May 19, 2006

Entered into a share purchase agreement with respect to acquiring Korea Exchange Bank stock

■	September 8, 2006

Implemented SOD (Segregation of Duties)

■	November 23, 2006

Received termination notice with respect to Share Purchase Agreement relating to purchase of shares of Korea Exchange Bank

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has the authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of Kookmin Bank’s issued and outstanding shares of common stock. Upon completion of the merger between the former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of a shareholders’ meeting held on March 22, 2002, Kookmin Bank issued an additional 17,979,954 common shares in connection with a stock dividend of 6%.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With respect to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued an additional 8,120,431 common shares on October 1, 2003. Accordingly, as of December 31, 2006, a total of 336,379,116 common shares were issued.

Number of Shares	(Unit: shares)

	Type
	Common Stock	Total
Share Issued (A)	336,379,116	336,379,116
Treasury Stock (B)	—	—
Share Outstanding (A-B)	336,379,116	336,379,116

Capital Increase					(Unit: Won, shares)
Issue Date	Type	Number	Face Value	Issue Price	Remarks
2001.10.31	Common Stock	299,697,462	5,000	—	M&A into a new entity
2002.3.22	Common Stock	17,979,954	5,000	5,000	Stock dividend
2002.11.30	Common Stock	10,581,269	5,000	22,124	CB conversion
2003.10.01	Common Stock	8,120,431	5,000	38,100	M&A with KCC

1.3.2. Treasury Stock

(Unit: shares)

Date	Details	Number of shares
December 31, 2005	Outstanding Treasury Shares	217,935
January 13, 2006	Disposition due to exercise of stock option by grantees	217,935
December 31, 2006	Outstanding Treasury Shares	0

1.3.3. Employee Stock Ownership Association

(Unit: shares)

Type	Beginning Balance (January 1, 2006)	Increase	Decrease	Ending Balance (December 31, 2006)	Remarks
Registered common stock	2,868,596	—	78,317	2,790,279	—
Total	2,868,596	—	78,317	2,790,279	—

1.4. Dividend

The following table shows our dividend related information for the last three years. The Board of Directors of Kookmin Bank passed a resolution to pay a dividend for fiscal year of 2006, and shareholders of Kookmin Bank approved of the dividend payout for that year at the general shareholders’ meeting held on March 23, 2007

(Unit: in millions of Won unless indicated otherwise)

	2006		2005	2004
Net (loss) income for the period	2,472,111		2,252,218	360,454
Diluted (loss) earnings per share (Won)	7,349	[1]	6,977	1,176
Total dividend amount	1,227,784		184,889	168,574
Dividend payout ratio (%)	49.67	[2]	8.21	46.77
Cash dividend per common share (Won)	3,650		550	550
Stock dividend per common share (%)	—		—	—
Dividend per preferred share (Won)	—		—	—
Dividend yield ratio (%)	4.90	[3]	0.72	1.42

[1]	Earnings per share = net income (2,472,111,192,678 Won) / weighted average number of shares (336,373,095 shares).
[2]	Dividend payout ratio = total dividend amount for common shares (1,227,783,773,400 Won) / net income (2,472,111,192,678 Won).
[3]	Dividend yield ratio = dividend per share (3,650 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2006 (74,525 Won).

2. Business

2.1. Source and Use of Funds

2. 1. 1. Source of Funds

[Bank Account]

(Unit: in millions of Won)

	December 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Deposits	111,324,234	2.91	114,394,983	2.82	118,017,849	3.29
Certificate of deposit	8,408,753	4.53	5,008,378	3.69	6,108,179	4.06
Borrowings	2,533,547	3.36	2,674,268	3.02	3,053,890	3.43
Call money	2,300,768	4.09	931,968	3.24	1,117,576	3.55
Other	28,332,243	5.13	24,315,388	5.08	23,376,439	5.61

Subtotal	152,899,545	3.43	147,324,985	3.23	151,673,933	3.68

Foreign currency
Deposits	1,489,895	2.37	1,473,811	1.61	1,777,402	0.61
Borrowings	3,635,918	3.41	3,231,480	2.06	2,796,300	0.94
Call money	527,600	4.74	285,573	3.48	145,809	1.43
Finance debentures issued	1,530,941	4.49	765,723	4.09	824,745	2.28
Other	59,296	—	52,592	—	40,383	—

Subtotal	7,243,650	3.50	5,809,179	2.26	5,584,639	1.04

Other
Total Shareholders Equity	14,251,498	—	11,369,246	—	9,284,477	—
Allowances	1,004,895	—	677,036	—	459,124	—
Other	11,935,765	—	12,041,392	—	12,773,040	—

Subtotal	27,192,158	—	24,087,674	—	22,516,641	—

Total	187,335,353	2.94	177,221,838	2.76	179,775,213	3.14

2. 1. 2. Use of Funds

[Bank Account]

(Unit: in millions of Won)

	December 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Due from banks	190,902	3.66	304,662	2.97	184,593	0.83
Securities	31,437,266	4.25	27,676,964	4.58	23,930,678	5.14
Loans	120,688,857	6.44	120,539,476	6.24	125,504,672	6.64
Advances for customers	13,122	2.27	23,947	8.64	71,213	2.01
Call loan	823,293	4.25	1,473,725	3.43	1,661,772	3.78
Private placement corporate bonds	5,702,726	5.43	1,887,514	6.95	1,322,470	6.58
Credit card accounts	7,855,415	24.46	7,321,906	26.93	9,581,330	26.80
Other	328,681	—	267,061	—	172,783	—
Allowance for credit losses ( - )	-2,377,086	—	-3,034,841	—	-3,844,940	—

Subtotal	164,663,176	6.96	156,460,414	7.06	158,584,571	7.81

Foreign currency
Due from banks	486,764	4.31	598,015	2.88	632,526	1.34
Securities	793,181	6.78	858,565	6.15	1,208,124	3.88
Loans	6,561,903	4.06	4,745,013	2.97	4,011,351	2.73
Call loan	261,483	4.77	132,210	3.24	114,606	1.63
Bills bought	1,326,578	5.51	1,037,144	4.64	568,502	4.07
Other	1,798	—	2,209	—	4,812	—
Allowance for credit losses ( - )	-65,952	—	-64,290	—	-94,501	—

Subtotal	9,365,755	4.61	7,308,866	3.68	6,445,420	3.03

Other
Cash	966,002	—	956,471	—	965,852	—
Fixed assets held for business	2,397,111	—	2,508,879	—	3,084,589	—
Other	9,943,309	—	9,987,208	—	10,694,781	—

Subtotal	13,306,422	—	13,452,558	—	14,745,222	—

Total	187,335,353	6.35	177,221,838	6.38	179,775,213	7.00

2.1.3. Fee Transactions

(Unit: in millions of Won)

	December 31, 2006	December 31, 2005	December 31, 2004
Fee Revenue (A)
Won currency
Guarantees	6,245	5,336	4,957
Commissions received	950,789	804,933	776,852
Credit card	129,615	104,930	64,724
National Housing Fund Mgt.	171,811	179,540	160,874

Foreign currency
Guarantees	5,662	4,227	2,593
Others	77,673	78,716	75,016

Subtotal	1,341,795	1,177,682	1,085,016

Fee Expense (B)
Won & foreign currency
Commissions paid in Won	178,499	119,539	98,392
Credit card	254,041	210,315	352,194
Others	31,860	22,692	20,169

Subtotal	464,400	352,546	470,755

Fee Income (A-B)	877,395	825,136	614,261

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won
Demand deposits	16,896,730	20,179,569	14,985,812	17,946,067	12,994,946	14,338,784
Time & savings deposits	89,613,715	91,155,183	92,463,027	91,863,790	96,637,551	94,723,601
Mutual installment deposits	4,302,015	3,833,573	5,674,807	5,120,668	6,682,928	6,306,923
Mutual installment for housing	4,221,249	3,842,727	4,942,334	4,582,031	5,453,713	5,295,274
Certificate of deposit	8,408,753	9,579,701	5,008,378	5,389,543	6,108,179	4,911,891

Subtotal	123,442,462	128,590,753	123,074,358	124,902,099	127,877,317	125,576,473

Deposits in foreign currency	1,489,895	1,427,557	1,473,811	1,379,133	1,777,402	1,434,061

Trust deposits
Money trust	9,047,669	9,627,037	7,114,352	7,405,675	7,701,447	7,028,835
Property trust	8,491,099	6,631,376	11,032,320	9,854,012	16,297,382	12,534,329

Subtotal	17,538,768	16,258,413	18,146,672	17,259,687	23,998,829	19,563,164

Total	142,471,125	146,276,723	142,694,841	143,540,919	153,653,548	146,573,698

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2006	December 31, 2005	December 31, 2004
Deposits	124,123	123,532	123,945
Deposits in Won	122,904	122,358	122,585

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2006	December 31, 2005	December 31, 2004
Deposits	7,799	7,725	7,232
Deposits in Won	7,722	7,652	7,152

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	120,680,825	125,574,817	120,532,216	118,565,341	125,496,237	122,721,898
Loans in foreign currency	6,561,903	7,261,811	4,745,013	5,314,883	4,011,351	3,860,828
Advances for customers	13,122	19,209	23,947	11,321	73,801	32,120

Subtotal	127,255,850	132,855,837	125,301,176	123,891,545	129,581,389	126,614,846

Trust account loans	351,880	403,552	334,404	328,127	429,054	361,906

Total	127,607,730	133,259,389	125,635,580	124,219,672	130,010,443	126,976,752

2.2.5. Loan Balances as of December 31, 2006 by Maturity

(Unit: in millions of Won)

	1 year & Less	More than 1 year~ 3 years	More than 3 years~ 5 years	More than 5 years	Total
Loans in Won	60,010,249	21,902,081	7,246,749	36,415,738	125,574,817
Loans in foreign currency	4,509,568	1,524,912	848,196	379,135	7,261,811

2.2.6. Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2006	December 31, 2005	December 31, 2004
Loans to enterprise
Loans for operations	33,054,421	30,498,328	31,678,117
Loans for facility	6,103,249	5,073,050	6,286,747
Loans to households	46,509,920	42,771,264	42,790,337
Loans to public sector & others
Loans for operations	894,178	643,141	673,456
Loans for facility	3,687	34,157	40,383
Loans on property formation savings	1,013	6,748	9,719
Loans for housing	39,007,176	39,535,441	41,234,086
Inter-bank loans	—	1,274	6,114
Others	1,173	1,938	2,939

Total	125,574,817	118,565,341	122,721,898

2.2.7. Loan to Deposit Ratio1

The following table shows loan to deposit ratio as of indicated dates.

(Unit: in millions of Won, %)

	December 31, 2006	December 31, 2005	December 31, 2004
Loans (A)	120,680,825	120,532,216	125,496,237
Deposits (B)	123,442,462	123,074,358	127,877,317

Loan to deposit ratio (A/B)	97.76	97.93	98.14

2.2.8. Guarantees

(Unit: in millions of Won)

	December 31, 2006	December 31, 2005	December 31, 2004
Determined	2,704,307	1,789,560	975,788
Contingent	2,304,434	1,972,192	1,311,774

Total	5,008,741	3,761,752	2,287,562

[1]	Average balance of loans in Won / (average balance of deposits in Won + average balance of certificate of deposits)

2.2.9.Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

	December 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)
Monetary stabilization bonds	11,803,683	8,534,765	10,667,229	11,570,306	7,150,535	10,524,835
Government and public bonds	10,035,180	10,117,416	6,950,886	8,933,401	4,753,135	4,675,093
Debentures	11,847,016	14,140,083	7,334,555	9,184,403	7,013,765	6,152,749
Stocks	1,575,806	2,515,385	1,243,781	1,707,816	1,003,131	1,282,050
Others	1,878,308	744,895	3,368,027	2,105,354	5,332,583	5,583,538

Subtotal	37,139,993	36,052,544	29,564,478	33,501,280	25,253,149	28,218,265

Securities in Won (Trust account)
Monetary stabilization bonds	1,247,444	1,524,511	999,522	981,949	1,222,004	1,152,621
Government and public bonds	1,090,228	1,216,613	993,450	1,013,355	922,790	837,080
Debentures	1,937,309	1,815,093	1,979,588	2,017,298	2,363,630	2,312,459
Stocks	756,900	769,212	514,568	542,731	564,538	510,650
Others	3,837,714	2,873,202	2,745,143	3,311,235	2,101,832	2,324,393

Subtotal	8,869,595	8,198,631	7,232,271	7,866,568	7,174,794	7,137,203

Securities in foreign currency (Trust Account)	110,472	32,661	289,665	184,115	662,549	449,415

Securities in foreign currency (Banking account)
Foreign securities	559,343	613,078	579,561	525,892	894,722	745,352
Off-shore foreign securities	233,838	216,066	279,003	252,994	313,402	205,455

Subtotal	793,181	829,144	858,565	778,886	1,208,124	950,807

Total	46,913,241	45,112,980	37,944,979	42,330,849	34,298,616	36,755,690

2.2.10. Trust Account

(Unit: in millions of Won)

	December 31, 2006		December 31, 2005		December 31, 2004
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	325	11,295	335	43,088	369	8,365
Performance trust	17,538,443	67,209	18,146,337	77,756	23,998,460	93,856

Total	17,538,768	78,504	18,146,672	120,844	23,998,829	102,221

2.2.11. Credit Card

(Unit: in millions of Won unless indicated otherwise)

	As of or for the years ended of indicated dates
	December 31, 2006	December 31, 2005	December 31, 2004
Number of card holders (Person)
Corporate	173,190	159,047	182,109
Individual	8,883,738	9,342,552	11,362,173

Number of merchants	1,610,446	1,506,979	1,491,730

Sales volume[1]	63,929,192	62,475,085	66,918,805
Fee revenue	2,189,014	2,090,253	2,807,557

2.3. Branch Networks

As of December 31, 2006, we have 1,071 branches and 62 sub-branches in Korea, the largest number of branches among Korean commercial banks. 441 of our branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and one overseas office in Guangzhou in China.

[1]	Includes lump-sum & installment purchase, cash advances, check card & purchasing card transactions

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Unit: in millions of Won, %)

	December 31, 2006	December 31, 2005	December 31, 2004
Risk-adjusted capital (A)	18,751,151	15,682,535	13,334,531
Risk-weighted assets (B)	132,373,478	121,072,676	121,081,735
BIS ratios (A/B)	14.17	12.95	11.01

2.4.2. Non-Performing Loans1

(Unit: in millions of Won unless indicated otherwise)

December 31, 2006		December 31, 2005		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
1,295,915	0.85%	1,946,362	1.42%	-650,447	-0.57	%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2006	December 31, 2005	December 31, 2004
Loan losses allowance
Domestic	2,458,306	2,496,655	3,181,433
Foreign	4,772	4,122	4,662
Total	2,463,079	2,500,777	3,186,095

Write-Off	1,693,468	1,978,875	3,382,130

[1]	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.4. Changes of Loan Loss Allowances for Recent Three Years1

(Unit: in millions of Won)

	December 31, 2006	December 31, 2005	December 31, 2004
Beginning balance	2,453,275	3,118,775	3,910,044

Net Write-Off	(1,034,059)	(1,726,632)	(3,859,517)
Write-Off	(1,680,331)	(2,002,336)	(3,382,130)
Recovery	474,278	452,235	286,464
Other	171,994	(176,531)	(763,851)

Provision for loan losses	941,651	1,061,132	3,068,248

Ending balance	2,360,867	2,453,275	3,118,775

[1]	Loan loss allowance includes present value discounts and excludes allowance for other assets.

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the year ended December 31, 2006	As of or for the year ended December 31, 2005
Cash and due from banks	6,568,306	5,867,417
Securities	29,382,480	30,550,299
Loans	149,867,182	135,738,407
Fixed assets	2,509,374	2,436,702
Other assets	6,879,139	5,000,824

Total assets	195,206,481	179,593,649

Deposits	130,019,916	126,281,232
Borrowings	14,060,178	13,737,336
Debentures	24,982,506	16,547,987
Other liabilities	11,088,924	10,653,494

Total liabilities	180,151,524	167,220,049

Capital stocks	1,681,896	1,681,896
Capital surplus	6,258,297	6,254,786
Retained earnings	6,215,222	3,929,948
Capital adjustments	899,542	506,970

Total shareholders’ equity	15,054,957	12,373,600

Liabilities and Shareholders’ Equity	195,206,481	179,593,649

Operating revenue	19,308,604	17,855,258
Operating income	3,071,715	3,015,822
Continuing (loss) income before income taxes	3,424,086	3,228,253
Net (loss) income	2,472,111	2,252,218

3.2. Other Financial Information

See the Exhibit 99.1 Kookmin Bank Audit Report by our independent auditors for our full- financial statements and relevant notes. The Audit Report will also be available at our website www.kbstar.com.

4. Independent Public Accountant

4.1. Audit & Audit related Fees

Deloitte Anjin LLC has reviewed our financial statements for fiscal year 2006. The aggregate contract fee for the audit and review fees for the year 2006 is 1,350 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Unit: in millions of Won unless indicated otherwise)

Year		Service description	Amount of payment
2006	-	Issuance of comfort letter
	-	Confirmation of BIS ratio and confirmation affirming that Kookmin Bank is not a Non-Financial	40
		Operator	10

2005	-	LOC (Letter of Comfort)	30

2004	-	Tax compliance	230

	-	Due Diligence regarding the possible acquisition of DITC/ KITC	300

	-	US GAAP calculation of provision for the third quarter of 2004	100

	-	US GAAP conversion for 2004	USD 3,600 thousand

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The board of directors resolves following matters:

■	Matters relating to general meeting of shareholders

■	Matters relating to general management

■	Matters relating to organization and directors of the company

■	Matters relating to funding and capital

■	Other related matters

We currently have six management committees that serve under the board:

■	The Board Steering Committee

■	The Management Strategy Committee

■	The Risk Management Committee

■	The Audit Committee

■	The Evaluation & Compensation Committee

■	The Non Executive Director Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meeting of shareholders the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and as-needed basis.

5.3. Compensation to Directors

5.3.1. Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in 2006.

(Unit: in millions of Won)

	The aggregate remuneration paid (From Jan to Dec)	Limit for the remuneration resolved by shareholders’ meeting (For the year 2006)	Average amount of the payment per person (From Jan to Dec)
1) Executive Directors (Except Chief Audit Executive and Non-executive Directors)	3,242		1,081
2) Non-executive Directors (Except members of Audit Committee)	325	8,000	65
3) Members of Audit Committee (Including Chief Audit Executive)	976		221

Total	4,543	8,000	351

5.3.2. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of December 31, 2006.

(Unit: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Heung Soon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	2,486	0
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	7,000	0
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	22,490	0
28-Feb-00	Hack Yeon Jeong	Employee	01-Mar-03	28-Feb-06	27,600	10,000	10,000	0
28-Feb-00	Jong Hwan Byun	Employee	01-Mar-03	28-Feb-06	27,600	10,000	10,000	0
28-Feb-00	Sam Yung Lee	Employee	01-Mar-03	28-Feb-06	27,600	6,821	6,821	0
28-Feb-00	Won Gi Kim	Employee	01-Mar-03	28-Feb-06	27,600	6,821	6,821	0
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	29,614	0
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	5,845	6,000
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	9,845	2,000
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	7,845	4,000
15-Mar-01	Dong Soon Park	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Hoo Sang Jang	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sang Hoon Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	1,961	1,000
15-Mar-01	Jae In Suh	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sung Hyun Chung	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Hwa Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	1,461	1,500
15-Mar-01	Sang Won Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Yun Keun Jung	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Joon Ho Park	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Wan Choi	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Jeong Haing Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Tae Joo Yoon	Employee	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Jang Hwan Bae	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Si An Her	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seok Won Choi	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yong Soo Shin	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Jun Bo Cho	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Byong Doo Ahn	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Ki Hyun Kim	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Sung Shin Cho	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Young Mo Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Gil Lee	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	1,518	800
24-Mar-01	Young Il Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	30,000	0
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	11,500	7,833
24-Mar-01	Gyu Ho Lee	Employee	25-Mar-04	24-Mar-07	25,100	3,275	3,275	0
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	0	150,000
16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09	51,200	500,000	500,000	0
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	421	2,900
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Choul Ju Lee	Chief Audit Executive	23-Mar-05	22-Mar-10	57,100	9,963	9,963	0
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	10,000	0	10,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	3,000	0
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	2,405	24,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	20,522	0	20,522
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	3,339	10,000
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Jong Young Yoon	Employee	23-Mar-05	22-Mar-10	57,100	14,712	5,000	9,712
22-Mar-02	Jae Il Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hyung Goo Sim	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Jeong Haing Lee	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Joon Sup Chang	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Young No Lee	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Dong Soon Park	Employee	23-Mar-05	22-Mar-10	57,100	5,000	5,000	0
22-Mar-02	Sung Bin Kim	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bok Park	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Yun Keun Jung	Employee	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Man Soo Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Jeong Young Kim	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Hack Yeon Jeong	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jong Hwan Byun	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jae Han Kim	Employee	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
22-Mar-02	Jong Ok Na	Employee	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11	58,600	10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11	42,200		3,351	3,351	0
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	6,678	0
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11	58,600		10,000	10,000	0
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11	43,800		6,678	0	6,678
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	4,443	5,000
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500		7,024	4,024	3,000
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	9,443	0
21-Mar-03	Won Suk Oh	Employee	22-Mar-06	21-Mar-11	35,500		9,730	0	9,730
21-Mar-03	Sung Dae Min	Employee	22-Mar-06	21-Mar-11	35,500		9,730	0	9,730
21-Mar-03	Kyong Jae Jeong	Employee	22-Mar-06	21-Mar-11	35,500		9,730	0	9,730
21-Mar-03	Chul Hee Kim	Employee	22-Mar-06	21-Mar-11	35,500		14,343	0	14,343
21-Mar-03	In Do Lee	Employee	22-Mar-06	21-Mar-11	35,500		9,730	0	9,730
21-Mar-03	Maeng Soo Ryang	Employee	22-Mar-06	21-Mar-11	35,500		9,730	0	9,730
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091	0	5,091
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,125	0	7,125
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		7,452	0	7,452
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Kuk Shin Kang	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Kyung Soo Kang	Employee	10-Feb-07	09-Feb-12	46,100		3,837	0	3,837
09-Feb-04	Yang Jin Kim	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dong Hwan Cho	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dong Sook Kang	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Young Han Kim	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	De Oak Shin	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Chang Ho Kim	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dal Soo Lee	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Byong Doo Ahn	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500		5,000	0	5,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500		5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800		5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800		5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200		10,000	0	10,000
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X	[1]	700,000	0	700,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	X	[2]	30,000	0	30,000

[1]

Exercise price = 37,600 Won × (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

[2]

Exercise price = 46,800 Won × (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sung Soo Jung	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Hye Young Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Ki Hyun Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Jae Sam Jung	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Chang Ho Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Dong Sook Kang	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	De Oak Shin	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Dal Soo Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Byong Doo Ahn	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Byung Kun Oh	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Won Sik Yeo	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Dong Su Ryo	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kyoung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Jeung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kwang Suk Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Tae Gon Kim	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Hyeog Kwan Kwon	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kyu Hyung Jung	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Dong Hwan Cho	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Man Hee Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Il Soo Moon	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Yong Seung Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Suk Yong Cha	Non Executive director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Ki Hong Kim	Non Executive director	19-Mar-08	18-Mar-13	60,300	5,077	0	5,077

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Young Soon Cheon	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Dong Soo Chung	Non Executive director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive director	19-Mar-08	18-Mar-13	61,000		5,091	0	5,091
18-Mar-05	Doo Hwan Song	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
18-Mar-05	Dam Cho	Non Executive director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive director	19-Mar-08	18-Mar-13			15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700		15,000	0	15,000
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		30,000	0	30,000
23-Aug-05	Youn Soo Kim	Executive Vice President	24-Aug-08	23-Aug-13	53,000		15,000	0	15,000
24-Mar-06	Dong Soo Chung	Non Executive director	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	Doo Hwan Song	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Chang Kyu Lee	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Dam Cho	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Nobuya Takasugi	Non Executive director	25-Mar-09	24-Mar-14			10,000	0	10,000
24-Mar-06	Young Soon Cheon	Non Executive director	25-Mar-09	24-Mar-14			5,000	0	5,000
24-Mar-06	Kee Young Chung	Non Executive director	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Bo Kyung Byun	Non Executive director	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Bae Kin Cha	Non Executive director	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Hyung Duk Chang	Chief Audit Executive	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	Ki Hong Kim	Chief Executive Vice President	25-Mar-09	24-Mar-14			210,000	0	210,000
24-Mar-06	Kap Joe Song	Senior Executive Vice President	25-Mar-09	24-Mar-14			45,000	0	45,000
24-Mar-06	Dal Soo Lee	Senior Executive Vice President	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	Won Sik Yeo	Senior Executive Vice President	25-Mar-09	24-Mar-14			20,000	0	20,000
24-Mar-06	De Oak Shin	Senior Executive Vice President	25-Mar-09	24-Mar-14	X	[3]	20,000	0	20,000
24-Mar-06	Choong Won Cho	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Yook Sang Kwon	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Haing Hyun Choi	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	In Gyu Choi	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Kwang Chun Shon	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Han Mok Cho	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Soon Hyun Kim	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Seung Joo Baik	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Kwang Mook Park	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Se Yoon Hong	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Sang Rak Jang	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Jin Sun Paeng	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Shin Og Joo	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Young Hee Jeon	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000
24-Mar-06	Bae Young Lee	Employee	25-Mar-09	24-Mar-14			30,000	0	30,000

[3]	Exercise price = 75,200 Won x (1 + TRS of the three major competitors x 0.4)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
28-Apr-06	Young Mo Lee	Employee	29-Apr-09	28-Apr-14	X	[4]	30,000	0	30,000
27-Oct-06	Dong Hyun Ji	Employee	28-Oct-09	27-Oct-14	X	[5]	20,000	0	20,000
Total							4,047,090	761,522	3,285,568

[4]	Exercise price = 81,900 Won x (1 + TRS of the three major competitors x 0.4)
[5]	Exercise price = 76,600 Won x (1 + TRS of the three major competitors x 0.4)

5.4. Affiliated Companies

5.4.1. List of Affiliates1

Affiliated companies of Kookmin Bank and its ownership as of December 31, 2006 are as follows.

■	KB Investment Co., Ltd. (99.99%)

■	KB Asset Management Co., Ltd. (80.00%)

■	KB Real Estate Trust Co., Ltd. (99.99%)

■	KB Credit Information Co., Ltd. (99.73%)

■	KB Data Systems Corporation (99.99%)

■	KB Futures Co., Ltd. (99.98%)

■	KB Life Insurance Co., Ltd. (51.00%)

■	ING Life Korea Ltd. (20.00%)

■	Kookmin Bank International (London) Ltd. (100.00%)

■	Kookmin Bank Hong Kong Ltd. (100.00%)

■	Sorak Financial Holdings Pte. Ltd. (25.00%)

[1]	Excludes Jooeun Industrial and KLB Securities which are under liquidation procedures. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited are also under liquidation procedures.

6. Directors, Senior Management and Employees

6.1. Executive Directors

Our four executive directors consist of the President & CEO, Chief Audit Executive, Chief Executive Vice President and Senior Executive Vice President.

The names and positions of our directors, and the number of shares of Kookmin Bank’s common stock they own are set forth below as of December 31, 2006.

Name	Date of Birth	Position	Common Stocks Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Chief Audit Executive	—
Ki Hong Kim	01/10/1957	Chief Executive Vice President	—
Kap Shin	09/04/1955	CFO & Senior EVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of December 31, 2006, there were nine non-executive directors.

Our current non-executive directors and number of shares of Kookmin Bank’s common stock they own are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Dong Soo Chung	09/24/1945	Non-Executive Director	2,390
Nobuya Takasugi	09/03/1942	Non-Executive Director	—
Kee Young Chung	09/07/1948	Non-Executive Director	—
Doo Hwan Song	05/29/1949	Non-Executive Director	—
Chang Kyu Lee	05/20/1950	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Bo Kyung Byun	08/09/1953	Non-Executive Director	—
Baek In Cha	07/23/1958	Non-Executive Director	—
Young Soon Cheon	02/01/1961	Non-Executive Director	1,970

On March 21, 2007, Doo Hwan Song resigned his office before completing his term.

On March 23, 2007, the date of our Annual General Meeting of Shareholders for fiscal year 2006, Young Soon Cheon was retired and Jacques P.M. Kemp replaced Young Soon Cheon.

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 13 executive officers as of December 31, 2006.

Name	Date of Birth	Position	Common Shares Owned
Nam Sik Yang	05/08/1954	Senior Executive Vice President	582
Won Sik Yeo	01/30/1953	Senior Executive Vice President	—
Dal Soo Lee	02/15/1952	Senior Executive Vice President	—
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
De Oak Shin	01/09/1951	Senior Executive Vice President	8,618
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Dong Soo Choe	03/10/1955	Senior Executive Vice President	—
Jeong Min Kim	05/08/1951	Senior Executive Vice President	94
Donald H. MacKenzie	12/20/1948	Senior Executive Vice President	—
Kap Joe Song	07/20/1947	Senior Executive Vice President	—
Dong Won Kim	03/01/1953	Senior Executive Vice President	—

Since December 31, Nam Sik Yang, Jung Young Kang and Dong Soo Choe have retired and Dong Su Yeo, Hyeog Kwan Kwon, Kyoung Woo Nam and Jeung Ho Lee were newly appointed as senior executive vice presidents.

6.4. Employees

The following table shows the breakdown of our employees as of December 31, 2006.

	(Unit: in millions of Won)
	Number of Employees[1]			Average Tenure of the Full-time Employees (years)[2]	Total Payment for year of 2006[3]	Average Payment per Person
	Full-time	Contractual	Total
Male	12,803	1,402	14,205	17 years and 6 months	1,108,412	78.0
Female	4,369	6,280	10,649	14 years and 4 months	547,306	51.4

Total	17,172	7,682	24,854	16 years and 8 months	1,655,718	66.6

[1]

Numbers of employees are calculated based on an arithmetic mean from January 31, 2006 to December 31, 2006, and do not include executive vice presidents, local employees in overseas branches and persons engaged in outsourced services.

[2]	Based on only full-time employees as of December 31, 2006
[3]	Based on personnel expense and welfare cost as of December 31, 2006

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders1

The following table presents information regarding the selected major ownership of our shares.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citi Bank, N. A.[2]	49,470,643	14.71
Euro-Pacific Growth Fund	18,377,910	5.46

[1]	Information based on December 31, 2006
[2]	Depositary under our ADR and GDR programs

7.2. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (Jan 1, 2006)	Increase	Decrease	Ending Balance (Dec 31, 2006)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,756	—	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,999	—	—	7,999
KB Credit Information	Affiliate	Equity Securities of Affiliate	6,245	—	—	6,245
KB Life Insurance	Affiliate	Equity Securities of Affiliate	15,300	—	—	15,300
Jooeun Industrial[1]	Affiliate	Equity Securities of Affiliate	9,999	—	—	9,999
KLB Securities[1]	Affiliate	Equity Securities of Affiliate	24,274	—	—	24,274
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	—	—	14,000
Kookmin Bank Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	20,260	—	1,668	18,592
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	34,935	1,547	—	36,482

Based on par value

[1]	Jooeun Industrial and KLB Securities are under liquidation procedures

7.3. Related Party Transactions

(Unit: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains /Losses
DSME Co.	Related party of Non-executive director, Dong Soo Chung	Equity securities	2,707	2,625	5,332	98
LG International	Related party of Non-executive director, Kee Young Chung	Equity securities	4,929	4,929	9,858	(391)

	Total		7,636	7,554	15,190	(293)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 30, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

Exhibit 99.1

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of Kookmin Bank:

We have audited the accompanying consolidated balance sheet of Kookmin Bank (the “Bank”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank, KB Investment Co., Ltd., KB Data System Co., Ltd., KB Credit Information, and Kookmin Bank Int’l Ltd., which statements reflect total assets constituting 1.98 percent of consolidated total assets as of December 31, 2006 and total revenues constituting 1.67 percent of consolidated total revenues for the year then ended, and the financial statements of certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank, KB Investment Co., Ltd., KB Data System Co., Ltd., KB Credit Information, NPC02-4 Kookmin Venture Fund and Kookmin Bank Int’l Ltd., which statements reflect total assets constituting 2.11 percent of consolidated total assets as of December 31, 2005 and total revenues constituting 1.63 percent of consolidated total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank an it’s subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in shareholders’ equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

March 2, 2007

Notice to Readers

This report is effective as of March 2, 2007, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
ASSETS
Cash and due from banks (Notes 4 and 21)	(Won)	6,688,977	(Won)	5,942,996
Securities (Notes 5 and 21)		32,588,135		33,479,132
Loans (Notes 6, 7, 8 and 21)		150,017,861		135,821,846
Fixed assets (Note 9)		2,512,885		2,441,612
Other assets (Note 10)		7,107,020		5,217,136

	(Won)	198,914,878	(Won)	182,902,722

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 11 and 21)	(Won)	133,296,975	(Won)	129,615,589
Borrowings (Notes 12 and 21)		13,804,393		13,328,397
Debentures (Notes 13 and 21)		24,982,506		16,547,987
Other liabilities (Notes 14, 15, 16 and 17)		11,702,943		10,960,517

		183,786,817		170,452,490

SHAREHOLDERS’ EQUITY (Notes 18 and 19):
Common stock		1,681,896		1,681,896
Capital surplus		6,274,831		6,269,599
Retained earnings
(Net income of (Won)2,458,260 million for the year ended December 31, 2006 and (Won)2,241,055 million for the year ended December 31, 2005)		6,241,912		3,967,535
Capital adjustments		885,141		492,589
Minority interests		44,281		38,613

		15,128,061		12,450,232

	(Won)	198,914,878	(Won)	182,902,722

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	34,036	(Won)	28,977
Interest on securities		1,505,053		1,260,527
Interest on loans		10,678,249		10,121,619
Other interest income		50,065		41,641

		12,267,403		11,452,764

Commission income		1,379,420		1,202,141

Other operating income:
Gain on disposal of trading securities		60,242		103,953
Gain on valuation of trading securities		9,076		—
Dividends on trading securities		3,135		4,998
Dividends on available-for-sale securities		4,789		3,431
Foreign exchange trading income		245,217		253,907
Fees and commissions from trust accounts		125,786		110,507
Gain on financial derivatives trading		4,422,217		3,655,079
Gain on valuation of financial derivatives (Note 20)		935,246		1,153,294
Gain on valuation of fair value hedged items (Notes 11, 13 and 20)		35,828		56,144
Other operating income		109,403		46,739

		5,950,939		5,388,052

Insurance revenue		386,944		244,001

Total operating revenue		19,984,706		18,286,958

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		3,543,984		3,281,112
Interest on borrowings		658,232		384,892
Interest on debentures		1,139,073		1,034,472
Other interest expenses		50,757		30,650

		5,392,046		4,731,126

Commission expense		484,030		349,379

Other operating expenses:
Loss on disposal of trading securities		51,350		99,142
Loss on valuation of trading securities		—		13,536
Provision for possible loan losses (Note 8)		1,028,465		1,029,445
Provision for acceptance and guarantee losses		8,931		9,008
Foreign exchange trading losses		296,771		237,443
Loss on financial derivatives trading		4,082,692		3,577462
Loss on valuation of financial derivatives (Note 20)		1,015,782		1,096,714
Loss on valuation of fair value hedged items (Notes 11, 13 and 20)		31,517		1,336
Other operating expenses		802,196		800,340

		7,317,704		6,864,426

General and administrative expenses (Note 22)		3,304,474		3,031,958

Insurance expense		385,897		221,483

Total operating expenses		16,884,151		15,198,372

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,100,555	(Won)	3,088,586
NON-OPERATING INCOME (Note 23)		640,225		697,038
NON-OPERATING EXPENSES (Note 23)		299,727		526,598

ORDINARY INCOME		3,441,053		3,259,026
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,441,053		3,259,026
INCOME TAX EXPENSE (Note 24)		974,047		1,006,052

NET INCOME BEFORE MINORITY INTERESTS		2,467,006		2,252,974
MINORITY INTERESTS, GAIN		8,746		11,919

NET INCOME	(Won)	2,458,260	(Won)	2,241,055

ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,308	(Won)	6,943

NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,308	(Won)	6,943

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,308	(Won)	6,938

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,308	(Won)	6,938

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
January 1, 2005	(Won)	1,681,896	(Won)	6,238,284	(Won)	1,897,164	(Won)	(583,783)	(Won)	27,640	(Won)	9,261,201

Net income		—		—		2,241,055		—		—		2,241,055
Dividends		—		—		(168,574)		—		(1,872)		(170,446)
Change in treasury stock		—		25,075		—		1,314,119		—		1,339,194
Loss on valuation of available-for-sale securities		—		—		—		(201,484)		—		(201,484)
Gain on valuation of held-to-maturity securities		—		—		—		426		—		426
Change due to the equity method		—		—		—		(10,964)		—		(10,964)
Stock options		—		—		—		(25,725)		—		(25,725)
Minority interests, gain		—		—		—		—		11,919		11,919
Sales of subsidiaries’ equity securities		—		10,966		—		—		4,200		15,166
Change in retained earnings of subsidiaries		—		—		(88)		—		—		(88)
Change in retained earnings of the trust account		—		—		(2,024)		—		—		(2,024)
Change in subsidiaries		—		10		—		—		(3,296)		(3,286)
Others		—		(4,736)		2		—		22		(4,712)

December 31, 2005	(Won)	1,681,896	(Won)	6,269,599	(Won)	3,967,535	(Won)	492,589	(Won)	38,613	(Won)	12,450,232

January 1, 2006	(Won)	1,681,896	(Won)	6,269,599	(Won)	3,967,535	(Won)	492,589	(Won)	38,613	(Won)	12,450,232

Net income		—		—		2,458,260		—		—		2,458,260
Dividends		—		—		(184,889)		—		(4,729)		(189,618)
Change in treasury stock		—		—		—		9,660		—		9,660
Gain on sales of treasury stock		—		3,511		—		—		—		3,511
Gain on valuation of available-for-sale securities		—		—		—		373,255		1,434		374,689
Loss on valuation of held-to-maturity securities		—		—		—		(328)		—		(328)
Change due to the equity method		—		—		—		13,853		—		13,853
Stock options		—		—		—		(3,888)		—		(3,888)
Minority interests, gain		—		—		—		—		8,746		8,746
Change in retained earnings of the trust account		—		—		2,794		—		—		2,794
Return of capital		—		—		—		—		(4,500)		(4,500)
Others		—		1,721		(1,788)		—		4,717		4,650

December 31, 2006	(Won)	1,681,896	(Won)	6,274,831	(Won)	6,241,912	(Won)	885,141	(Won)	44,281	(Won)	15,128,061

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,458,260	(Won)	2,241,055

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		51,350		99,142
Provision for possible loan losses		1,028,465		1,029,445
Loss on financial derivatives trading		4,082,692		3,577,462
Loss on valuation of financial derivatives		1,015,782		1,096,714
Loss on valuation of fair value hedged items		31,517		1,336
Loss on valuation of securities accounted for using the equity method		4,236		2,674
Provision for severance benefits		169,288		133,325
Depreciation and amortization		326,423		351,641
Loss on disposal of available-for-sale securities		15,416		20,240
Loss on impairment of available-for-sale securities		127,571		103,305
Loss on disposal of tangible assets		2,737		4,293
Loss on sale of loans		17,222		16,397
Minority interests, gain		8,746		11,919
Gain on disposal of trading securities		(60,242)		(103,953)
Gain on valuation of trading securities		(9,076)		—
Gain on financial derivatives trading		(4,422,217)		(3,655,079)
Gain on valuation of financial derivatives		(935,246)		(1,153,294)
Gain on valuation of fair value hedged items		(35,828)		(56,144)
Gain on valuation of securities accounted for using the equity method		(33,975)		(28,858)
Gain on disposal of available-for-sale securities		(201,319)		(342,549)
Gain on disposal of tangible assets		(10,931)		(11,433)
Gain on sale of loans		(37,311)		(81,866)
Others, net		460,557		615,233

		1,595,857		1,629,950

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
Changes in assets and liabilities resulting from operations:
Net decrease in trading securities	(Won)	932,188	(Won)	51,676
Net decrease (increase) in accounts receivable		(1,710,289)		1,884,330
Net increase in accrued income		(160,775)		(32,607)
Net increase in prepaid expenses		(39,307)		(3,058)
Net decrease (increase) in deferred income tax assets		337,051		(2,637)
Net increase (decrease) in accounts payable		1,509,988		(1,883,649)
Net increase (decrease) in accrued expenses		(770,768)		669,744
Net increase (decrease) in advances from customers		(170,429)		167,836
Payment of severance benefits		(18,209)		(65,002)
Increase in severance insurance deposits		(99,557)		(43,250)
Others, net		110,337		167,640

		(79,770)		911,023

Net cash provided by operating activities		3,974,347		4,782,028

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted due from banks		(1,060,524)		(429,288)
Net decrease in available-for-sale securities		1,428,564		1,314,010
Net increase in held-to-maturity securities		(713,092)		(3,939,145)
Net increase in securities accounted for using the equity method		(54,106)		(6,709)
Net increase in loans		(15,459,889)		(1,176,240)
Disposal of fixed assets		24,286		28,525
Purchase of fixed assets		(364,870)		(172,000)
Others, net		(329,756)		9,261

Net cash used in investing activities		(16,529,387)		(4,371,586)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits		3,677,600		(515,019)
Net increase (decrease) in debentures		8,388,146		(5,304,797)
Net increase in borrowings		574,944		4,079,434
Net increase (decrease) in other liabilities		(216,690)		1,789,360
Others, net		(183,503)		(161,954)

Net cash provided by (used in) financing activities		12,240,497		(112,976)

DECREASE IN CASH DUE TO CHANGE IN SCOPE OF CONSOLIDATION		—		(572)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(314,543)		296,894
CASH AND DUE FROM BANKS, BEGINNING OF YEAR		3,683,815		3,386,921

CASH AND DUE FROM BANKS, END OF YEAR (Note 28)	(Won)	3,369,272	(Won)	3,683,815

See accompanying notes to consolidated financial statements.

KOOKMIN BANK AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of December 31, 2006, the Bank’s paid-in capital amounts to (Won)1,681,896 million.

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act and the Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank operates through 1,132 domestic branches and offices (excluding 216 automated teller machine stations) and three overseas branches (excluding two subsidiaries and one office) as of December 31, 2006.

2.	SCOPE OF CONSOLIDATION AND EQUITY METHOD ACCOUNTING:

The consolidated financial statements include the Bank and trust accounts whose principal or fixed of return is guaranteed by the Bank and its wholly or partially owned subsidiaries.

Subsidiaries included in the consolidation and accounted for using the equity method as of December 31, 2006 were as follows:

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
Consolidated:
KB Investment Co., Ltd.	December 31	8,951,293	99.99	Investing and financing to small and medium-sized enterprises
KB Futures Co., Ltd.	March 31	3,999,200	99.98	Deals with and brokerage services for futures transactions
KB Data System Co., Ltd.	December 31	799,960	99.99	Software services for the Bank and other companies
KB Real Estate Trust Co., Ltd.	December 31	15,999,930	99.99	Development, management and brokerage services with regards to real estate and trust

Subsidiaries	Closing date	No. of shares	Percentage of ownership (%)	Business
KB Asset Management Co., Ltd.	March 31	6,134,040	80.00	Providing security investment trust services and investment consulting services
KB Credit Information Co., Ltd.	December 31	1,249,040	99.73	Delinquent loan collection service and credit checking services
KB Life Insurance Co., Ltd.	March 31	3,060,000	51.00	Insurance service
Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00	Commercial banking business and foreign exchange operation
NPC 02-4 Kookmin Venture Fund	December 31	105	50.00	Investing and financing to small and medium-sized enterprises

Accounted for using the equity method:
ING Life Insurance Korea	March 31	1,400,000	20.00	Insurance service
Balhae Infrastructure Fund (*2)	June 30 & December 31	4,486,305	12.61	Investment in social overhead capital
Korea Credit Bureau Co., Ltd. (*3)	December 31	180,000	9.00	Credit reporting and collection agency services
KLB Securities Co., Ltd. (*1)	December 31	4,854,713	36.41	Securities related business
Jooeun Industrial Co., Ltd. (*1)	December 31	1,999,910	99.99	House construction
Jeio Co., Ltd. (*6)	December 31	88,572	20.33	Inspection of materials & manufacturing of measuring instruments
Kookmin Bank Singapore Ltd. (*1)	December 31	30,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK) (*1)	December 31	700,000	100.00	Commercial banking business and foreign exchange operation
Sorak Financial Holdings PTE Ltd. (Singapore)	December 31	1,422,216	25.00	Investment
Pacific IT Investment Partnership (*1)	December 31	840	60.00	Investing and financing to small and medium-sized enterprises
KB 06-1 Venture Investment Fund (*5)	December 31	375	75.00	Investment in venture business
Kookmin China Fund No.1 (*4 & *7)	December 31	300	50.00	Investment in venture business
KTTC Kookmin Venture Fund (*7)	December 31	200	20.00	Investment in venture business
Kookmin Investment Partnership No.15 (*4 & *7)	June 30	17	34.00	Investment in venture business
Kookmin Investment Partnership No.16 (*7)	July 31	184	20.00	Investment in venture business
KB 03-1 Venture Investment Fund (*7)	December 31	250	16.67	Investment in venture business
KB 03-1 Corporate Restructuring Fund (*7)	December 31	116	29.00	Investment in venture business
NPC 05-6 Kookmin Venture Fund (*7)	December 31	500	20.00	Investment in venture business
KB 06-1 Corporate Restructuring Fund (*7)	December 31	12	5.38	Investment in venture business
NPS 06-5 KB Corporate Restructuring Fund (*7)	December 31	4,037,500,000	13.57	Investment in venture business

Subsidiaries included in the consolidation and accounted for using the equity method as of December 31, 2005 were as follows:

Subsidiaries	Closing date	No. of shares	Percentage of ownership(%)	Business
Consolidated:
KB Investment Co., Ltd.	December 31	8,951,293	99.99	Investing and financing to small and medium-sized enterprises
KB Futures Co., Ltd.	March 31	3,999,200	99.98	Deals with and brokerage services for futures transactions
KB Data System Co., Ltd.	December 31	799,960	99.99	Software services for the Bank and other companies
KB Real Estate Trust Co., Ltd.	December 31	15,999,930	99.99	Development, management and brokerage services with regards to real estate and trust
KB Asset Management Co., Ltd.	March 31	6,134,040	80.00	Providing security investment trust services and investment consulting services
KB Credit Information Co., Ltd.	December 31	1,249,040	99.73	Delinquent loan collection service and credit checking services
KB Life Insurance Co., Ltd.	March 31	3,060,000	51.00	Insurance service
Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00	Commercial banking business and foreign exchange operation
NPC 02-4 Kookmin Venture Fund	December 31	150	50.00	Investing and financing to small and medium-sized enterprises

Accounted for using the equity method:
ING Life Insurance Korea	March 31	1,400,000	20.00	Insurance service
KLB Securities Co., Ltd. (*1)	December 31	4,854,713	36.41	Securities related business
Jooeun Industrial Co., Ltd. (*1)	December 31	1,999,910	99.99	House construction
Jeio Co., Ltd. (*6)	December 31	88,572	20.33	Inspection of materials & manufacturing of measuring instruments
Kookmin Bank Singapore Ltd. (*1)	December 31	30,000,000	100.00	Commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK) (*1)	December 31	700,000	100.00	Commercial banking business and foreign exchange operation
Sorak Financial Holdings PTE Ltd. (Singapore)	December 31	1,422,216	25.00	Investment
Pacific IT Investment Partnership (*1)	December 31	840	60.00	Investing and financing to small and medium-sized enterprises
KIKO No.2 Venture Investment Partnership (*1)	June 30	310	68.89	Investment in venture business
KIKO No.3 Venture Investment Partnership (*1)	June 30	—	80.38	Investment in venture business
Kookmin China Fund No.1 (*4 & *7)	December 31	300	50.00	Investment in venture business
KTTC Kookmin Venture Fund (*7)	December 31	200	20.00	Investment in venture business
Kookmin Investment Partnership No.15 (*7)	June 30	17	34.00	Investment in venture business
Kookmin Investment Partnership No.16 (*7)	July 31	184	20.00	Investment in venture business
KB 03-1 Venture Investment Fund (*7)	December 31	250	16.67	Investment in venture business
KB 03-1 Corporate Restructuring Fund (*7)	December 31	116	29.00	Investment in venture business
NPC 05-6 Kookmin Venture Fund (*7)	December 31	125	20.00	Investment in venture business

The Bank disposed of 49 percent shares of KB Life Insurance Co., Ltd. to ING Insurance International B.V. in 2005. In addition, Pacific IT Investment Partnership was excluded from consolidation since it went into the process of liquidation in December 2005.

(*1)	Excluded from consolidation since it is in the process of liquidation.
(*2)	The Bank may exercise its voting right at the board meeting or at an equivalent decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.
(*4)	Excluded from consolidation because total assets were less than (Won) 7 billion as of prior year’s end date.
(*5)	Excluded from consolidation because total assets were less than (Won) 7 billion as of organization date in this year.
(*6)	Investment held by KB Investment Co., Ltd., a subsidiary of the Bank
(*7)	Investment funds held by KB Investment Co., Ltd., a subsidiary of the Bank

Certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank are included in the consolidated financial statements in accordance with the accounting guidelines of the Financial Supervisory Commission in the Republic of Korea. The trust accounts as of December 31, 2006 and 2005 are as follows (Unit: In millions):

	2006				2005
	Total assets		Operating revenue		Total assets		Operating revenue
Consolidated	(Won)	3,485,991	(Won)	172,154	(Won)	3,358,977	(Won)	193,398
Not consolidated		13,167,897		572,865		14,718,792		1,047,214

	(Won)	16,653,888	(Won)	745,019	(Won)	18,077,769	(Won)	1,240,612

A summary of significant financial data of the Bank’s subsidiaries, included in the consolidated financial statements as of and for the year ended December 31, 2006 is as follows (Unit: In millions):

	Total assets		Capital stock		Shareholders’ equity		Operating revenue		Net income
Trust accounts	(Won)	3,485,991	(Won)	—	(Won)	58,623	(Won)	172,154	(Won)	—
KB Investment Co., Ltd.		96,296		44,759		94,448		20,030		10,974
KB Futures Co., Ltd.		67,145		20,000		28,083		11,487		1,824
KB Data System Co., Ltd.		33,471		8,000		17,603		67,588		2,277
KB Real Estate Trust Co., Ltd.		206,392		80,000		99,539		66,122		18,424
KB Asset Management Co., Ltd.		92,220		38,338		81,589		44,826		23,636
KB Credit Information Co., Ltd.		43,938		6,262		35,409		71,532		7,329
KB Life Insurance Co., Ltd.		700,438		30,000		31,903		409,302		4,187
Kookmin Bank Int’l Ltd. (London)		315,938		36,482		56,496		20,634		3,736
Kookmin Bank Hong Kong Ltd.		395,935		18,592		72,130		27,568		7,963
NPC 02-4 Kookmin Venture Fund		24,852		21,000		24,612		5,459		3,790

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidated Financial Statement Presentation

The Bank and its subsidiaries maintain their official accounting records in Korean Won (only domestic subsidiaries) and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank and its subsidiaries that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Bank and its subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

The significant accounting policies followed by the Bank and its subsidiaries in preparing the accompanying consolidated financial statements are summarized below:

Basis of Consolidated Financial Statements Preparation

(1)	Offset of Investments and Equity Accounts of Subsidiaries

Investments in subsidiaries and equity accounts of subsidiaries were eliminated at the date when the Bank obtained control over the subsidiaries. The differences between the amounts of investment and the equity accounts are recorded as goodwill or negative goodwill, which is amortized or reversed using the straight-line method over five years. If additional shares are purchased after acquiring control, the difference between the additional acquisition cost and the portion of net assets acquired is credited or charged to capital surplus. If the acquisition date does not agree with the year-end balance sheet date of the subsidiary, the closest closing date to the acquisition date is regarded as the acquisition date.

(2)	Inter-company Transactions and Balances

All inter-company transactions are eliminated in the consolidated financial statements.

(3)	Disposition of Subsidiaries’ Shares

If a subsidiary of the Bank is still subject to the scope of consolidation even after certain portions of shares are disposed to minority interests, gain/loss on disposal of investment securities is recognized as capital surplus. If a subsidiary of the Bank is subject to the equity method due to the disposition of securities, the investment account is recorded at net assets of subsidiaries at the time of disposition, net of unamortized goodwill or negative goodwill in the consolidated financial statements.

(4)	Equity Method

For investments in affiliates accounted for using the equity method, the difference between acquisition cost and net assets acquired at the acquisition date is added to or deducted from the carrying amount of investments and is amortized in equal annual amounts for five years from the year incurred. Changes in the Bank’s portion of net assets of affiliates accounted for using the equity method are added to or deducted from the carrying amount of investments.

(5)	Balance Sheet Date for the Consolidated Financial Statements

Balance sheet date for the consolidated financial statements is the closing date of the Bank, the parent company. The accounts of consolidated subsidiaries whose fiscal years are different from that of the Bank have been adjusted to reflect balances as of the closing date of the Bank.

(6)	Special Reserve in Trust Accounts

A special reserve provided for possible future losses on certain trust accounts under the arrangement of guaranteed fixed rate of return and/or repayment of the principal each year is included in retained earnings in the consolidated financial statements.

(7)	Minority Interests

Non-controlling, outside ownership interests in a subsidiary’s shareholders’ equity are presented as minority interests. Gain (loss) attributable to minority interests is presented as deduction from (addition to) consolidated net income.

Accounting Policies of Consolidated Entities

The relevant laws and regulations applied to the consolidated entities are as follows:

Relevant laws and regulations
The Bank	Accounting standards of banking industry & general banking act
Trust accounts	Trust business act
KB Investment Co., Ltd.	Act on support for foundation of small and medium-sized companies & loan specialization financial business act
KB Futures Co., Ltd.	Supervisory guidelines on futures trading
KB Real Estate Trust Co., Ltd.	Trust business act
KB Asset Management Co., Ltd.	Act on business of operating indirect investments and assets
KB Credit Information Co., Ltd.	Act on the use and protection of credit information
KB Life Insurance Co., Ltd.	Accounting standards of the insurance business & general insurance business act
Kookmin Bank Int’l Ltd. (London)	Financial accounting standards in UK
Kookmin Bank Hong Kong Ltd.	Financial accounting standards in Hong Kong

Interest Income Recognition

The Bank and its subsidiaries apply the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the banking industry accounting standards. As of December 31, 2006 and 2005, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying consolidated financial statements based on the above criteria amounted to (Won)6,118,071 million and (Won)7,940,980 million, respectively, and the related accrued interest income not recognized amounted to (Won)533,546 million and (Won)481,240 million, respectively.

Classification of Securities

At acquisition, the Bank and its subsidiaries classify securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank and its subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank and its subsidiaries sell held-to-maturity securities or exercise early redemption right of securities to issuer in the current year or the preceding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustments of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for Using the Equity Method

Equity securities held for investment in companies in which the Bank and its subsidiaries are able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank and its subsidiaries are considered being able to exercise significant influence) are accounted for using the equity method. The Bank and its subsidiaries’ share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in capital adjustments.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank and its subsidiaries discontinue applying the equity method and do not provide for additional losses. If the investee subsequently reports net income, the Bank and its subsidiaries resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

(5)	Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to the amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustments as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in capital adjustments and be amortized using the effective interest rate method and the amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control of the securities, the transaction is recorded as a secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on a borrower’s repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on a borrower’s capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, A -, BBB, BB, B, B -, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B - to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.7 ~ 6.9 percent for normal, 7.0 ~ 19.9 percent for precautionary, 20.0 ~ 49.9 percent for substandard, 50.0 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10.0 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20.0 ~ 54.9 and 20.0 ~ 59.9 percent for substandard, 55.0 ~ 99.9 percent and 60.0 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.

Pursuant to the amended Supervisory Regulation, the Bank increased the minimum rate of loss provision for loans, confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, notes endorsed, and unused credit line classified as normal and precautionary in 2006. The Bank also extended the scope of other allowances for the unused credit limit of credit card to the extent of the unused credit line of card holders with no record of credit card transaction for the past 1 year. Due to these changes, allowance for possible loan losses, allowance for possible losses on acceptances and guarantees, and other allowances for unused credit limit increased by (Won)397.6 billion, (Won)4.3 billion and (Won)227.9 billion, respectively, as of December 31, 2006, and net income for the year then ended decreased by (Won)456.6 billion.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of Recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including the incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Negative goodwill	Straight-line	5 years
Trademarks	Straight-line	5-20 years
Others	Straight-line	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to recoverable value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank and its subsidiaries assess the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under resale or repurchase agreements.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank and its subsidiaries is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of December 31, 2006 are entitled to receive a lump-sum payment upon termination of their employment with the Bank and its subsidiaries, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank and its domestic subsidiaries have purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank and its subsidiaries account for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

In accordance with the Interpretations on Financial Accounting Standards 39-35 on the accounting for the stock option, the Bank records stock compensation costs as a capital adjustment in case where the Bank can choose to settle the vested stock option by issuing new shares or treasury stock, or payment of cash equivalent to the difference between the market price and the exercise price at the exercise date. However, the compensation cost of certain options that is certain to be settled by cash payment is recorded in other liabilities (accrued expenses).

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the basic rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on the basic rate ((Won)929.60 and (Won)1,013.00 to US$ 1.00 at December 31, 2006 and 2005, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Summary of Accounting Policies for the Bank’s Trust Accounts

(1)	Valuation of Debt Securities

Debt securities included in performance-based trust accounts are generally recorded at acquisition costs, which include additional costs and deduct accrued interest income for the period before acquisition, and are classified into five categories to provide allowance for possible credit losses in accordance with the credit rates of bonds issued by each company. Debt securities included in base price-based trust accounts are estimated by applying the average of base prices per bond closing on recent trading day announced by Korea Bond Pricing Co., Ltd. and KIS Pricing, Inc.

(2)	Allowance for Possible Credit Losses

An allowance for possible credit losses is provided for the assets, which were not marked to market, pursuant to the asset classification criteria promulgated by the FSC. Loans are classified as of the balance sheet date into normal, precautionary, substandard, doubtful or estimated loss. Allowance rate is as follows:

	Household loans (%)	Corporate loans (%)
Normal	1.00	0.70
Precautionary	10.00	7.00
Substandard	20.00	20.00
Doubtful	55.00	50.00
Loss	100.00	100.00

(3)	Special Reserve

Special reserve refers to the reserve accumulated upon acquisition of trust fee at 25 percent or more until the balance of special reserve reaches 5 percent of the trust accounts for the purpose of reserving unspecific trust accounts whose principle or income should be guaranteed. In cases where the principle of trust accounts needs to recover or the special reserve exceeds the limit, reversal of special reserve is recognized as income. When the purpose of special reserve no longer exists, it is recorded as trust fee.

Insurance Reserve of KB Life Insurance

KB Life Insurance provides various insurance reserves for payments, refunds, participating policyholders’ dividends and related cost in the future as follows:

(1)	Premium reserve is a net level premium reserve using interest and mortality assumptions used in computing cash surrender values.

(2)	Reserve for outstanding claims represents refunds, dividends and claims reported and unpaid as of the balance sheet date.

(3)	Unearned premium reserve represents the unearned portion of quarterly, semi-annual and annual premiums as of the balance sheet date.

(4)	Dividends held on deposit for policyholders represent amounts payable to policyholders due to interest rate difference guarantee, mortality gains, excess interest, expense gains and long-term contracts in accordance with the regulations or agreements.

Application of the Statements of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank and its subsidiaries adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 17 (Provisions, Contingent Liabilities and Contingent Assets) (SKAS No. 11 and No. 14 excluded) as of or before December 31, 2005. SKAS No. 18 (Interests in Joint Ventures), No. 19 (Lease) and No. 20 (Related Party Disclosures) have been adopted since January 1, 2006.

Reclassification

Certain accounts of the prior period were reclassified to conform to the current year’s presentation for comparative purposes; however, such reclassifications had no effect on the previously reported prior year’s net income or shareholders’ equity of the Bank and its subsidiaries.

4.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in Won and foreign currencies as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Cash and checks	(Won)	2,725,644	(Won)	2,683,480
Foreign currencies		151,406		150,403
Due from banks in Won		3,273,175		2,519,991
Due from banks in foreign currencies		538,752		589,122

	(Won)	6,688,977	(Won)	5,942,996

(2)	Due from banks as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Financial institution	Annual interest rate (%)	2006		2005
Due from banks in Won:
BOK	—	(Won)	3,195,224	(Won)	2,189,339
Citibank and others	0.00~4.95		29,982		312,128
Good Morning Shinhan Securities Co., Ltd. and others	0.00~2.00		47,969		18,524

		(Won)	3,273,175	(Won)	2,519,991

Due from banks in foreign currencies:

BOK	—	(Won)	75,026	(Won)	46,501
JP Morgan Chase Bank, N.A and others	0.00~5.78		145,338		129,318
Qingdao International and others	5.47~5.81		318,388		413,303

		(Won)	538,752	(Won)	589,122

(3)	Restricted due from banks in Won and foreign currencies as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Financial institution	2006		2005		Reason for restriction
Due from banks in Won:

BOK	(Won)	3,195,224	(Won)	2,189,339	BOK Act
Woori Bank and others		4,902		4,337	Escrow account/others
Korea Stock Exchange and others		42,850		18,524	Futures margin accounts/others
Due from banks in foreign currencies:
BOK		75,026		46,501	BOK Act
J.P. Morgan Chase & Co. and others		1,703		480	Futures margin accounts/others

	(Won)	3,319,705	(Won)	2,259,181

(4)	Due from banks by financial institution as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Financial institution	2006		2005
Due from banks in Won:

BOK	(Won)	3,195,224	(Won)	2,189,339
Banks		29,982		312,128
Others		47,969		18,524

		3,273,175		2,519,991

Due from banks in foreign currencies:

BOK		75,026		46,501
Banks		462,018		542,141
Others		1,708		480

		538,752		589,122

	(Won)	3,811,927	(Won)	3,109,113

(5)	Term structure of due from banks as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,247,984	(Won)	9,098	(Won)	5,677	(Won)	101	(Won)	10,315	(Won)	3,273,175
Due from banks in foreign currencies		457,494		68,795		12,463		—		—		538,752

	(Won)	3,705,478	(Won)	77,893	(Won)	18,140	(Won)	101	(Won)	10,315	(Won)	3,811,927

Term structure of due from banks as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	2,515,962	(Won)	—	(Won)	—	(Won)	4,029	(Won)	—	(Won)	2,519,991
Due from banks in foreign currencies		463,032		107,378		18,712		—		—		589,122

	(Won)	2,978,994	(Won)	107,378	(Won)	18,712	(Won)	4,029	(Won)	—	(Won)	3,109,113

5.	SECURITIES:

(1)	Securities as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Trading securities	(Won)	5,552,542	(Won)	6,462,928
Available-for-sale securities		15,781,733		16,590,377
Held-to-maturity securities		10,957,769		10,238,682
Securities accounted for using the equity method		296,091		187,145

	(Won)	32,588,135	(Won)	33,479,132

(2)	The valuation of securities excluding securities accounted for using the equity method as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Classification	2006		2005
Trading securities:
Equity securities	(Won)	95,700	(Won)	222,283
Beneficiary certificates		132,626		12,420
Government and public bonds		1,024,154		2,223,525
Finance debentures		2,904,756		2,621,036
Corporate bonds		1,288,437		1,178,968
Asset-backed securities		68,232		153,370
Other debt securities		38,637		51,326

	(Won)	5,552,542	(Won)	6,462,928

Available-for-sale securities:
Equity securities	(Won)	2,026,551	(Won)	1,204,586
Equity investments		4,544		5,458
Beneficiary certificates		608,242		2,077,992
Government and public bonds		3,243,747		2,766,824
Finance debentures		7,841,264		8,296,721
Foreign government bonds		—		9,328
Corporate bonds		1,359,793		1,321,391
Asset-backed securities		680,782		899,990
Other debt securities		16,810		8,087

	(Won)	15,781,733	(Won)	16,590,377

Held-to-maturity securities:
Government and public bonds	(Won)	6,645,027	(Won)	4,609,874
Finance debentures		2,221,855		3,569,990
Corporate bonds		1,885,918		1,723,884
Asset-backed securities		204,969		334,934

	(Won)	10,957,769	(Won)	10,238,682

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices as of December 31, 2006, provided by the bond pricing service institutions.

The fair value of the available-for-sale non-marketable equity securities, such as Korea Housing Guarantee Co., Ltd. and 13 others, and the restricted available-for-sale marketable equity securities, such as Hyundai Engineering and Construction Co. and 5 others, were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models, such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount Model (DDM) and Risk Adjusted Discounted Cash Flow Model depending on the equity securities.

(3)	Available-for-sale securities, which were not valuated at fair value as of December 31, 2006 and 2005, were as follows (Unit: In millions, shares in thousands) :

Company	2006		2005
Bad Bank Harmony (preferred stock)	(Won)	58,848	(Won)	12,279
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
CLS		5,128		5,191
Korea Exchange		3,000		3,000
Kyobo Investment Trust Management Co., Ltd.		2,100		2,100
S&S Tech		1,680		2,000
Digital Optics		1,785		1,785
Others		57,766		69,413

	(Won)	159,701	(Won)	125,162

The impairment loss and the reversal of impairment loss on available-for-sale securities recognized for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006				2005
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	20,258	(Won)	83,485	(Won)	7,974	(Won)	7,422
Equity investments		1		—		3		—
Corporate bonds		—		958		448		—
Asset-backed securities		107,312		—		94,880		—

	(Won)	127,571	(Won)	84,443	(Won)	103,305	(Won)	7,422

(4)	Structured notes relating to stock, interest rate and credit risk as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Structured notes relating to stock:

Convertible bonds	(Won)	24,771	(Won)	66

Structured notes relating to interest rate:
Long-term government bond FRN		399,430		605,388
Dual indexed FRN		29,931		29,874
Inverse FRN		40,115		40,753
Others		110,236		110,225

		579,712		786,240

Structured notes relating to Credit Synthetic CDO		9,290		—
CLN		—		40,559

		9,290		40,559

Bonds with embedded call option		34,631		20,000

	(Won)	648,404	(Won)	846,865

(5)	Private beneficiary certificates included in beneficiary certificates of trading securities and available-for-sale securities as of December 31, 2006 and 2005 were composed of (Unit: In millions):

	2006		2005
Stocks	(Won)	90,874	(Won)	7,353
Government and public bonds		115,929		38,018
Finance bonds		359,282		1,340,390
Corporate bonds in Won		27,943		32,622
Asset-backed debt securities		10,000		—
Call loans		48,091		203,892
Others		59,878		412,962

Assets		771,997		2,035,237
Liabilities		2,504		11,081

	(Won)	709,493	(Won)	2,024,156

(6)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of December 31, 2006 and 2005 was as follows (Unit: In millions):

	2006			2005
By industry	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	1,431,259	25.78	(Won)	3,303,018	51.11
Financial institutions		3,394,235	61.13		2,372,811	36.71
Others		727,048	13.09		787,099	12.18

	(Won)	5,552,542	100.00	(Won)	6,462,928	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	4,024,007	25.50	(Won)	3,549,345	21.39
Financial institutions		10,562,300	66.93		12,098,698	72.93
Others		1,195,426	7.57		942,334	5.68

	(Won)	15,781,733	100.00	(Won)	16,590,377	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	8,411,000	76.76	(Won)	6,303,760	61.57
Financial institutions		2,516,824	22.97		3,899,922	38.09
Others		29,945	0.27		35,000	0.34

	(Won)	10,957,769	100.00	(Won)	10,238,682	100.00

(7)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of December 31, 2006 and 2005 was as follows (Unit: In millions):

	2006			2005
By type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:

Stocks	(Won)	95,700	1.72	(Won)	222,283	3.44
Fixed rate bonds		5,134,908	92.48		5,949,573	92.06
Floating rate bonds		150,671	2.71		227,326	3.52

	2006			2005
By type	Amount		Percentage (%)	Amount		Percentage (%)
Beneficiary certificates		132,626	2.39		12,420	0.19
Others		38,637	0.70		51,326	0.79

	(Won)	5,552,542	100.00	(Won)	6,462,928	100.00

Available-for-sale securities:

Stocks	(Won)	2,026,551	12.84	(Won)	1,204,586	7.26
Fixed rate bonds		11,783,898	74.67		11,530,670	69.50
Floating rate bonds		626,595	3.97		888,375	5.35
Subordinated bonds		690,028	4.37		872,813	5.26
Convertible bonds		24,771	0.16		66	0.00
Beneficiary certificates		608,242	3.85		2,077,992	12.53
Others		21,648	0.14		15,875	0.10

	(Won)	15,781,733	100.00	(Won)	16,590,377	100.00

Held-to-maturity securities:

Fixed rate bonds	(Won)	10,893,121	99.41	(Won)	10,048,668	98.14
Floating rate bonds		64,648	0.59		60,014	0.59
Subordinated bonds		—	—		130,000	1.27

	(Won)	10,957,769	100.00	(Won)	10,238,682	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of December 31, 2006 and 2005 was as follows (Unit: In millions):

	2006			2005
	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	5,552,542	100.00	(Won)	6,462,928	100.00

Available-for-sale securities:
Korea	(Won)	15,681,746	99.37	(Won)	16,474,585	99.30
USA		28,024	0.18		47,106	0.28
Russia		33,573	0.21		28,527	0.17
Philippines		378	0.00		9,675	0.06
The Republic of South Africa		—	—		6,240	0.04
Others		38,012	0.24		24,244	0.15

	(Won)	15,781,733	100.00	(Won)	16,590,377	100.00

Held-to-maturity securities:
Korea	(Won)	10,957,769	100.00	(Won)	10,238,682	100.00

(9)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2006 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	5,297,777	(Won)	8,054,459	(Won)	348,321	(Won)	50,081	(Won)	13,750,638
Held-to-maturity securities:
Book value		3,225,573		5,276,946		2,450,602		4,648		10,957,769
Fair value		3,221,234		5,229,023		2,440,235		4,648		10,895,140

Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2005 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	7,907,430	(Won)	7,218,913	(Won)	245,451	(Won)	8,539	(Won)	15,380,333
Held-to-maturity securities:
Book value		2,273,148		6,706,498		1,259,036		—		10,238,682
Fair value		2,269,042		6,594,898		1,195,982		—		10,059,922

(10)	The valuation of securities accounted for using the equity method as of December 31, 2006 was as follows (Unit: In millions):

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjustments		Book value after valuation
Domestic stocks:
ING Life Insurance Korea	(Won)	77,529	(Won)	—	(Won)	—	(Won)	—	(Won)	31,308	(Won)	14,750	(Won)	123,587
KLB Securities Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*1)(*2)		—		—		—		—		—		—		—
Jeio Co., Ltd.		761		70		—		—		50		—		881
Balhae Infrastructure Fund		—		45,126		(11)		—		474		—		45,589
Korea Credit Bureau Co., Ltd.		—		4,500		—		—		(1,203)		—		3,297

		78,290		49,696		(11)		—		30,629		14,750		173,354

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)		1,759		—		—		(145)		—		—		1,614
Kookmin Finance Asia Ltd. (HK) (*1)		246		—		—		(20)		—		—		226
Sorak Financial Holdings PTE Ltd.		82,401		—		(6,009)		(438)		7,065		4,280		87,299

		84,406		—		(6,009)		(603)		7,065		4,280		89,139

Equity Investments:
KICO No. 2 Venture Investment Partnership		190		(153)		—		—		(37)		—		—
KICO No. 3 Venture Investment Partnership		147		(117)		—		—		(30)		—		—
Pacific IT Investment Partnership (*1)		4,950		(1,496)		—		—		(1,496)		—		1,958
KB06-1 Venture Investment Partnership		—		3,750		—		—		(71)		—		3,679
Kookmin China Fund No.1		2,074		—		—		—		845		—		2,919
KTTC Kookmin Venture Fund No.1		1,248		—		—		—		(327)		—		921

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjustments		Book value after valuation
Kookmin Investment Partnership No.15		363		—		—		—		(363)		—		—
Kookmin Investment Partnership No.16	(Won)	49	(Won)	—	(Won)	—	(Won)	—	(Won)	(9)	(Won)	—	(Won)	40
KB03-1 Venture Investment Fund		2,618		—		—		—		247		54		2,919
KB03-1 Corporate Restructuring Fund		11,681		58		—		—		(66)		—		11,673
NPC05-6 KB Venture Fund		1,129		3,750		—		—		(625)		—		4,254
KB06-1 Corporate Restructuring Fund		—		1,200		—		—		(9)		—		1,191
NPS 06-5 Corporate Restructuring Fund		—		4,038		—		—		6		—		4,044

		24,449		11,030		—		—		(1,935)		54		33,598

	(Won)	187,145	(Won)	60,726	(Won)	(6,020)	(Won)	(603)	(Won)	35,759	(Won)	19,084	(Won)	296,091

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd. (HK) and Pacific IT Investment Partnership are all in the process of liquidation.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit resulting to the decrease of their book values below zero. The accumulated deficit, which was not recorded, is as follows (Unit: In millions):

	Amount
KLB Securities Co., Ltd.	(Won)	4,148
Jooeun Industrial Co., Ltd.		41,010

	(Won)	45,158

Unaudited financial statements as of December 31, 2006 were used for the equity method valuation. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements. However, in case of ING Life Insurance Korea and Sorak Financial Holdings PTE Ltd., the unaudited financial statements as of November 30, 2006 and Jeio Co., Ltd. of which unaudited financial statements as of June 30, 2006 were used for the equity method valuation. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method.

(11)	Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and securities accounted for using the equity method reflected in capital adjustments for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	458,243	(Won)	466,113	(Won)	(78,721)	(Won)	845,635
Debt securities in Won		26,623		2,791		(6,745)		22,669
Debt securities in foreign currencies		6,250		1,288		(3,528)		4,010
Beneficiary certificates		16,918		4,834		(16,702)		5,050
Others		1,779		3,968		(43)		5,704

	(Won)	509,813	(Won)	478,994	(Won)	(105,739)	(Won)	883,068

Gain on valuation of held-to-maturity securities:
Debt securities in Won	(Won)	426	(Won)	—	(Won)	(328)	(Won)	98

Gain on valuation of securities accounted for using the equity method	(Won)	(11,878)	(Won)	13,908	(Won)	(55)	(Won)	1,975

(12)	Securities provided as collateral as of December 31, 2006 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,070,657	(Won)	7,100,000	Bonds sold under repurchase agreements
BOK		725,902		725,700	Borrowings from BOK
BOK		330,294		330,600	Overdrafts and settlement risk
Samsung Futures & others		308,436		321,162	Derivative settlement
Korea Securities Depository		846		2,072	Others

	(Won)	8,436,135	(Won)	8,479,534

Securities provided as collateral as of December 31, 2005 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	6,571,036	(Won)	6,570,000	Bonds sold under repurchase agreements
BOK		953,153		950,000	Borrowings from BOK
BOK		183,994		183,200	Overdrafts and settlement risk
Samsung Futures & others		265,582		274,511	Derivative settlement
Korea Securities Depository		1,880		1,880	Others

	(Won)	7,975,645	(Won)	7,979,591

(13)	Securities lent as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005		Provided to
Government and public bonds	(Won)	119,614	(Won)	98,625	Korea Securities Depository & Others
Finance bonds		23,671		35,241	Korea Securities Depository

	(Won)	143,285	(Won)	133,866

6.	LOAN:

(1)	Loans as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Loans in Won	(Won)	125,965,932	(Won)	118,833,268
Loans in foreign currencies		7,073,333		5,114,780
Call loans		1,188,790		1,535,088
Bills bought in Won		16,587		18,563
Bills bought in foreign currencies		1,273,579		1,377,574
Advances for customers		19,209		11,321
Credit card receivables		8,667,338		7,571,344
Bonds purchased under resale agreements		501,000		—
Private placed bonds		7,505,514		3,735,217
Factoring receivables		30,948		32,044
Loans for debt-equity swap		1,968		—

		152,244,198		138,229,199
Allowance for possible loan losses		(2,364,675)		(2,459,378)
Deferred loan origination fees and costs		138,338		52,025

	(Won)	150,017,861	(Won)	135,821,846

(2)	Loans in Won and loans in foreign currencies as of December 31, 2006 and 2005 were as follows (Unit: In millions):

		2006		2005
Loans in Won:
Commercial	Working capital loans
	General purpose loans	(Won)	27,163,769	(Won)	24,560,515
	Notes discounted		697,235		1,106,112
	Overdraft accounts		285,928		279,864
	Trading notes		612,305		671,421
	Others		4,297,074		3,865,057

			33,056,311		30,482,969

	Facilities loans
	General facilities loans		5,107,519		3,985,218
	Others		995,730		1,087,832

			6,103,249		5,073,050

			39,159,560		35,556,019

Households	General purpose loans		45,947,369		42,083,807
	Housing loans		39,007,176		39,535,455
	Remunerations on mutual installment savings		147,672		232,556
	Others		416,103		456,173

			85,518,320		82,307,991

Public sector	Public operation loans		894,178		643,141
	Public facilities loans		3,687		34,157

			897,865		677,298

Other	Property formation loans		1,013		6,748
	Inter-bank loans		—		1,274
	Others		389,174		283,938

			390,187		291,960

		(Won)	125,965,932	(Won)	118,833,268

Loans in foreign currencies:
	Domestic funding loans	(Won)	4,483,652	(Won)	2,271,629
	Overseas funding loans		429,836		540,919
	Inter-bank loans		885,168		968,388
	Domestic usance bills		1,256,747		1,333,828
	Government funding loans		17,930		16

		(Won)	7,073,333	(Won)	5,114,780

(3)	Loans in Won and in foreign currencies classified by borrower type as of December 31, 2006 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,783,921	(Won)	4,502,694	(Won)	7,286,615	5.48
Small and medium corporations		36,389,373		1,431,075		37,820,448	28.43
Households		85,892,885		557		85,893,442	64.56
Others		899,753		1,139,007		2,038,760	1.53

	(Won)	125,965,932	(Won)	7,073,333	(Won)	133,039,265	100.00

Loans in Won and in foreign currencies classified by borrower type as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,492,586	(Won)	2,861,491	(Won)	6,354,077	5.13
Small and medium corporations		32,073,976		1,745,842		33,817,253	27.28
Households		82,589,408		57,566		82,649,539	66.68
Others		677,298		449,881		1,127,179	0.91

	(Won)	118,833,268	(Won)	5,114,780	(Won)	123,948,048	100.00

(4)	Loans classified by borrower’s country or region as of December 31, 2006 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	125,965,932	(Won)	6,795,000	(Won)	19,180,958	(Won)	151,941,890	99.81
Southeast Asia		—		25,525		1		25,526	0.02
China		—		7,019		—		7,019	0.00
Japan		—		172,447		78		172,525	0.11
Central and South America		—		4,142		1		4,143	0.00
USA		—		84		2,438		2,522	0.00
Others		—		69,116		21,457		90,573	0.06

	(Won)	125,965,932	(Won)	7,073,333	(Won)	19,204,933	(Won)	152,244,198	100.00

Loans classified by borrower’s country or region as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	118,833,268	(Won)	4,130,696	(Won)	14,140,361	(Won)	137,104,325	99.19
Southeast Asia		—		89,578		161		89,739	0.06
China		—		362,468		5,394		367,862	0.27
Japan		—		270,131		72		270,203	0.19
Central and South America		—		7,524		19		7,543	0.01
Others		—		254,383		135,144		389,527	0.28

	(Won)	118,833,268	(Won)	5,114,780	(Won)	14,281,151	(Won)	138,229,199	100.00

(5)	Loans classified by industry as of December 31, 2006 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	622,133	(Won)	933,705	(Won)	2,654,427	(Won)	4,210,265	2.76
Manufacturing		11,149,215		2,523,800		3,479,136		17,152,151	11.27
Services		16,351,996		1,065,310		1,736,234		19,153,540	12.58
Others		11,782,755		2,543,211		3,452,402		17,778,368	11.68
Households		85,892,885		557		7,504,999		93,398,441	61.35
Public sector		166,948		6,750		377,735		551,433	0.36

	(Won)	125,965,932	(Won)	7,073,333	(Won)	19,204,933	(Won)	152,244,198	100.00

Loans classified by industry as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,053,608	(Won)	1,030,854	(Won)	2,171,125	(Won)	4,255,587	3.08
Manufacturing		11,468,816		1,826,707		2,471,966		15,767,489	11.40
Services		19,171,675		1,103,640		1,631,518		21,906,833	15.85
Others		4,131,424		1,075,111		981,194		6,187,729	4.48
Households		82,589,408		60,131		6,525,160		89,174,699	64.51
Public sector		418,337		18,337		500,188		936,862	0.68

	(Won)	118,833,268	(Won)	5,114,780	(Won)	14,281,151	(Won)	138,229,199	100.00

(6)	Loans to financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	622,133	(Won)	622,133
Loans in foreign currencies		885,168		48,537		933,705
Others		1,707,815		946,612		2,654,427

	(Won)	2,592,983	(Won)	1,617,282	(Won)	4,210,265

Loans to financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	1,274	(Won)	1,052,334	(Won)	1,053,608
Loans in foreign currencies		968,388		62,466		1,030,854
Others		1,608,258		562,867		2,171,125

	(Won)	2,577,920	(Won)	1,677,667	(Won)	4,255,587

(7)	The classification of asset quality for loans as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	123,172,266	(Won)	1,433,378	(Won)	663,162	(Won)	455,498	(Won)	241,628	(Won)	125,965,932
Loans in foreign currencies		6,950,302		67,041		31,024		22,426		2,540		7,073,333
Call loans		1,188,790		—		—		—		—		1,188,790
Bills bought		1,287,162		2,338		283		297		86		1,290,166
Advances for customers		133		508		8,753		1,833		7,982		19,209
Credit card receivables		8,340,837		215,089		648		71,227		39,537		8,667,338
Privately placed bonds		7,502,997		—		650		501		1,366		7,505,514
Factoring receivables		30,948		—		—		—		—		30,948
Loans to be swapped to equity		—		—		—		1,968		—		1,968
Bond purchased under repurchase agreements		501,000		—		—		—		—		501,000

	(Won)	148,974,435	(Won)	1,718,354	(Won)	704,520	(Won)	553,750	(Won)	293,139	(Won)	152,244,198

The classification of asset quality for loans as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	(Won)	113,982,969	(Won)	2,785,459	(Won)	937,841	(Won)	759,151	(Won)	367,848	(Won)	118,833,268
Loans in foreign currencies		5,008,722		54,991		20,390		30,240		437		5,114,780
Call loans		1,535,088		—		—		—		—		1,535,088
Bills bought		1,389,027		5,009		136		288		1,677		1,396,137
Advances for customers		1,201		439		1,394		2,049		6,238		11,321
Credit card receivables		7,067,745		337,624		895		122,365		42,715		7,571,344
Privately placed bonds		3,732,376		967		1,874		—		—		3,735,217
Factoring receivables		30,990		—		1,054		—		—		32,044

	(Won)	132,748,118	(Won)	3,184,489	(Won)	963,584	(Won)	914,093	(Won)	418,915	(Won)	138,229,199

(8)	The term structure of loans as of December 31, 2006 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,123,093	(Won)	2,075,295	(Won)	9,173,641	(Won)	26,372,029
Due after 3 months through 6 months		14,837,742		1,200,831		1,226,602		17,265,175
Due after 6 months through 1 year		30,049,798		996,498		2,375,123		33,421,419
Due after 1 year through 2 years		10,139,427		347,781		2,653,941		13,141,149
Due after 2 years through 3 years		12,115,875		1,177,131		2,496,357		15,789,363
Due after 3 years through 4 years		4,858,755		208,298		227,055		5,294,108
Due after 4 years through 5 years		2,406,035		647,661		706,345		3,760,041
More than 5 years		36,435,207		419,838		345,869		37,200,914

	(Won)	125,965,932	(Won)	7,073,333	(Won)	19,204,933	(Won)	152,244,198

The term structure of loans as of December 31, 2005 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	16,906,160	(Won)	1,951,163	(Won)	8,193,509	(Won)	27,050,832
Due after 3 months through 6 months		16,040,966		990,574		731,458		17,762,998
Due after 6 months through 1 year		33,020,434		973,081		1,379,070		35,372,585
Due after 1 year through 2 years		13,694,750		236,686		1,042,520		14,973,956
Due after 2 years through 3 years		10,245,651		327,997		1,499,811		12,073,459
Due after 3 years through 4 years		4,320,143		77,561		42,542		4,440,246
Due after 4 years through 5 years		5,269,801		250,403		191,646		5,711,850
More than 5 years		19,335,363		307,315		1,200,595		20,843,273

	(Won)	118,833,268	(Won)	5,114,780	(Won)	14,281,151	(Won)	138,229,199

(9)	Disposal of loans

The Bank disposed loans amounting to (Won)324,052 million of principal to KB 7th Securitization Specialty Co., Ltd., and recognized a gain of (Won)36,311 million for the year ended December 31, 2006. The Bank also disposed loans amounting to (Won)210,589 million of principal to KB 8th Securitization Specialty Co., Ltd., and recognized a loss of (Won)17,222 million for the year ended December 31, 2006.

In addition, the subsidiaries disposed loans and recognized a gain of (Won)1,000 million for the year ended December 31, 2006.

(10)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)253,591 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2006

(11)	The changes in loan origination costs for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Loan origination costs	(Won)	52,025	(Won)	113,141	(Won)	26,828	(Won)	138,338

7.	RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of court receiverships, compositions and workouts for the year ended December 31, 2006 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest Reduction		Extension of maturity
Composition	(Won)	6,178	(Won)	—	(Won)	—	(Won)	—	(Won)	6,178
Workout plan		236,287		301		4,083		25,374		206,529
Debt restructuring(*)		894		—		—		—		894

	(Won)	243,359	(Won)	301	(Won)	4,083	(Won)	25,374	(Won)	213,601

(*)	In accordance with the Bankruptcy and Debt Restructuring Act

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2006 were as follows (Unit: In millions):

	Amount		Present value discounts
			Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	9,336	(Won)	2,035	(Won)	1,034	(Won)	2,035	(Won)	1,034
Composition		13,143		2,238		1,689		2,652		1,275
Workout plan		111,064		11,371		11,206		15,710		6,867
Others		32,470		4,371		—		1,534		2,837

	(Won)	166,013	(Won)	20,015	(Won)	13,929	(Won)	21,931	(Won)	12,013

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

8.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	(Won)	1,113,190	(Won)	164,947	(Won)	143,050	(Won)	296,199	(Won)	241,628	(Won)	1,959,014
Loans in foreign currencies		42,740		5,739		13,582		14,811		2,540		79,412
Bills bought		9,020		259		57		182		86		9,604
Advances for customers		1		36		4,096		1,124		7,982		13,239
Credit card receivables		129,619		32,263		130		42,736		39,537		244,285
Privately placed bonds		52,486		—		161		250		1,366		54,263
Factoring receivables		2,910		—		—		—		—		2,910
Loans for debt-equity swap		—		—		—		1,948		—		1,948

	(Won)	1,349,966	(Won)	203,244	(Won)	161,076	(Won)	357,250	(Won)	293,139	(Won)	2,364,675

The allowance for possible loan losses as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	(Won)	777,020	(Won)	293,630	(Won)	198,120	(Won)	494,607	(Won)	367,848	(Won)	2,131,225
Loans in foreign currencies		23,303		2,504		5,891		19,044		437		51,179
Bills bought		6,943		228		27		180		1,677		9,055
Advances for customers		6		9		279		1,469		6,238		8,001
Credit card receivables		77,680		40,515		179		73,419		42,715		234,508
Privately placed bonds		19,765		217		918		—		—		20,900
Factoring receivables		4,299		—		211		—		—		4,510

	(Won)	909,016	(Won)	337,103	(Won)	205,625	(Won)	588,719	(Won)	418,915	(Won)	2,459,378

Pursuant to the amended Supervisory Regulation, the Bank increased the minimum rate of loss provision for loans classified as normal and precautionary in 2006. Due to the change, allowance for possible loan losses increased by (Won)397.6 billion as of December 31, 2006.

(2)	The changes in allowance for possible loan losses for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Beginning balance (*1)	(Won)	2,544,062	(Won)	3,357,804
Provision for possible loan losses		1,028,465		1,029,445
Reclassification from other allowances (*2)		304,954		17,501
Collection of previously written-off loans		476,121		454,280
Repurchase of NPLs sold		5,897		15,863
Sales of loans		(115,557)		(183,306)
Loans written-off		(1,695,859)		(2,141,773)
Conversion to equity securities		—		(11,444)
Exemption of loans		(4,582)		(9,570)
Changes in exchange rates and others		(17,865)		15,262

Ending balance (*1)	(Won)	2,525,636	(Won)	2,544,062

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)12,013 million and (Won)20,015 million as of December 31, 2006 and 2005, respectively, and allowances for other assets amounting to (Won)160,961 million and (Won) 84,684 million, respectively.

(*2)

Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. and FNSTAR 3rd Securitization Special Co., Ltd. amounting to (Won)159,888 million and (Won)145,066 million, respectively, were transferred to allowances for loan losses for the year ended December 31, 2006. Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. amounting to (Won)17,501 million were transferred to allowances for loan losses for the year ended December 31, 2005.

(3)	The allowance for possible losses on other assets as of December 31, 2006 and 2005 is summarized as follows (Unit: In millions):

	2006		2005
Suspense receivables	(Won)	7,425	(Won)	20,447
Uncollected guarantee deposits for rent		4,847		8,269
Settlement costs for financial accident		87,122		15,844
Derivative instruments		2,597		2,283
Others		58,970		37,841

	(Won)	160,961	(Won)	84,684

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
December 31, 2006	(Won)	152,244,198	(Won)	2,364,675	1.55
December 31, 2005		138,229,199		2,459,378	1.78
December 31, 2004		138,919,914		3,131,099	2.25

9.	FIXED ASSETS:

(1)	Fixed assets as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Tangible assets	(Won)	3,865,452	(Won)	3,683,286
Less: accumulated depreciation		(1,710,431)		(1,631,480)
accumulated impairment loss		(15,535)		(11,466)
Intangible assets		373,069		400,919
Non-business use property		499		583
Less: valuation allowance		(169)		(230)

	(Won)	2,512,885	(Won)	2,441,612

(2)	Tangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	984,317	(Won)	—	(Won)	7,115	(Won)	977,202
Buildings		986,511		181,239		8,420		796,852
Leasehold improvements		234,976		179,053		—		55,923
Equipment and vehicles		1,656,989		1,350,139		—		306,850
Construction in progress		2,659		—		—		2,659

	(Won)	3,865,452	(Won)	1,710,431	(Won)	15,535	(Won)	2,139,486

Tangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	986,569	(Won)	—	(Won)	7,109	(Won)	979,460
Buildings		939,293		160,337		4,357		774,599
Leasehold improvements		191,799		146,703		—		45,096
Equipment and vehicles		1,565,470		1,324,440		—		241,030
Construction in progress		155		—		—		155

	(Won)	3,683,286	(Won)	1,631,480	(Won)	11,466	(Won)	2,040,340

(3)	The changes in book value of tangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	979,460	(Won)	3,349	(Won)	2,873	(Won)	8,151	(Won)	—	(Won)	(290)	(Won)	(39)	(Won)	977,202
Buildings		774,599		5,745		49,422		6,289		22,062		(4,449)		(114)		796,852
Leasehold improvements		45,096		298		45,504		172		34,782		—		(21)		55,923
Equipment and vehicles		241,030		255,175		—		23,058		166,232		—		(65)		306,850
Construction in progress		155		100,303		(97,799)		—		—		—		—		2,659

	(Won)	2,040,340	(Won)	364,870	(Won)	—	(Won)	37,670	(Won)	223,076	(Won)	(4,739)	(Won)	(239)	(Won)	2,139,486

(4)	The published value of land was (Won)1,307,108 million and (Won) 1,059,403 million as of December 31, 2006 and 2005, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land.

(5)	Tangible assets, which have been insured as of December 31, 2006, were as follows (Unit: In millions):

Type of insurance	Asset insured	Insured amount		Insurance company
Property composite	Buildings	(Won)	829,507	Samsung Fire & Marine
	Leasehold improvements		120,243	Insurance Co., Ltd. & others
	Equipment and vehicles		201,485

		(Won)	1,151,235

(6)	Intangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	404,784	(Won)	300,324
Negative goodwill		(346)		(323)		(23)
Others		132,949		60,181		72,768

	(Won)	837,711	(Won)	464,642	(Won)	373,069

(7)	The changes in intangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	378,669	(Won)	—	(Won)	78,345	(Won)	300,324
Negative goodwill		(92)		—		(69)		(23)
Others		22,342		75,428		25,002		72,768

	(Won)	400,919	(Won)	75,428	(Won)	103,278	(Won)	373,069

(8)	Non-business use properties as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	18	(Won)	12	(Won)	6
Non-business use building		481		157		324

	(Won)	499	(Won)	169	(Won)	330

10.	OTHER ASSETS:

(1)	Other assets as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Guarantee deposits paid	(Won)	1,200,552	(Won)	1,199,101
Accounts receivable (Note 20)		2,187,739		477,474
Accrued income (Note 3)		1,138,864		978,089
Prepaid accounts		114,630		66,730
Prepaid expenses		85,756		46,449
Deferred income tax assets (Note 24)		36,284		374,667
Derivatives assets (Note 20)		1,260,776		1,202,129
Domestic exchange settlement debits		962,250		720,433
Due from trust accounts		233,388		195,033
Sundry assets		47,742		41,715
Less : allowances for possible losses		(160,961)		(84,684)

	(Won)	7,107,020	(Won)	5,217,136

(2)	Sundry assets as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Receivables on cash sent to other banks	(Won)	410	(Won)	350
Supplies		18,608		14,468
Deposit money to court (*)		21,789		24,233
Others		6,935		2,664

	(Won)	47,742	(Won)	41,715

(*)	Securities is included in deposit money to court of which book value and face value are (Won)16,197 million and (Won) 17,100 respectively.

11.	DEPOSITS:

(1)	Deposits as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Deposits in Won	(Won)	122,285,382	(Won)	122,632,202
Deposits in foreign currencies		1,476,892		1,593,844
Negotiable certificates of deposits		9,534,701		5,389,543

	(Won)	133,296,975	(Won)	129,615,589

(2)	Deposits as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Demand deposits in Won:
Checking deposits	(Won)	231,186	(Won)	190,629
Household checking deposits		477,770		478,851
Temporary deposits		4,066,769		3,668,420
Passbook deposits		15,166,611		13,403,993
Public fund deposits		199,948		176,397
National Treasury deposits	(Won)	2,641	(Won)	2,879
Non-resident’s deposit		23,636		24,898
Others		40,611		2,983

		20,209,172		17,949,050

Time deposits and savings deposits in Won
Time deposits		57,106,175		57,387,089
Installment savings deposits		1,097,474		1,218,956
Property formation savings		541		955
Workers’ savings for housing		2		27
Time and savings deposits of non- residents		193,344		213,436
General savings deposits		20,826,726		20,151,013
Corporate savings deposits		8,278,061		9,391,238
Long-term savings deposits for workers		4,334		7,388
Long-term housing savings deposits		3,057,236		2,390,596
Long-term savings for households		3,711		7,377
Workers’ preferential savings deposits		530,867		1,097,848
Mutual installment deposits		3,832,633		5,119,223
Mutual installment for housing		3,842,727		4,582,031
Others		3,300,772		3,118,108

		102,074,603		104,685,285

		122,283,775		122,634,335

Loss (gain) on valuation of fair value hedged item(Current year portion)		3,740		(2,133)
Loss (gain) on valuation of fair value hedged item (prior year portion)		(2,133)		—

		122,285,382		122,632,202

Demand deposits in foreign currencies:
Checking deposits		43,875		51,185
Passbook deposits		736,034		701,514
Notice deposits		199		241
Temporary deposits		2,377		1,300

		782,485		754,240

Time deposits and savings deposits in foreign currencies:
Time deposits		691,926		837,598
Installment savings deposits		620		643
Others		1,861		1,363

		694,407		839,604

		1,476,892		1,593,844

Negotiable certificates of deposits		9,534,701		5,389,543

	(Won)	133,296,975	(Won)	129,615,589

(3)	Deposits with financial institutions as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	Financial institutions	2006		2005
Deposits in Won	Banks	(Won)	621,657	(Won)	985,328
	Others		3,072,944		5,218,874

			3,694,601		6,204,202

Deposits in foreign currencies	Banks		93,846		179,692
	Others		44,179		60,586

			138,025		240,278

Negotiable certificates of deposits	Banks		3,935		—
	Others		6,304,672		1,531,287

			6,308,607		1,531,287

		(Won)	10,141,233	(Won)	7,975,767

(4)	Term structure of deposits as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	73,106,706	(Won)	9,085,406	(Won)	27,095,726	(Won)	7,225,180	(Won)	5,772,364	(Won)	122,285,382
Deposits in foreign currencies		1,269,206		162,894		41,009		3,783		—		1,476,892
Negotiable certificate of deposits		5,996,076		2,523,968		1,014,503		154		—		9,534,701

	(Won)	80,371,988	(Won)	11,772,268	(Won)	28,151,238	(Won)	7,229,117	(Won)	5,772,364	(Won)	133,296,975

Term structure of deposits as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	72,990,487	(Won)	11,124,751	(Won)	25,392,988	(Won)	8,027,303	(Won)	5,096,673	(Won)	122,632,202
Deposits in foreign currencies		1,367,898		173,388		46,463		6,095		—		1,593,844
Negotiable certificate of deposits		2,346,463		2,351,554		690,927		599		—		5,389,543

	(Won)	76,704,848	(Won)	13,649,693	(Won)	26,130,378	(Won)	8,033,997	(Won)	5,096,673	(Won)	129,615,589

12.	BORROWINGS:

(1)	Borrowings as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings in Won	(Won)	2,589,989	(Won)	2,686,718
Borrowings in foreign currencies		3,539,194		2,717,595
Bonds sold under repurchase agreements		7,044,955		6,373,308
Bills sold		462,479		296,722
Due to BOK in foreign currencies		—		542
Call money		167,776		1,253,512

	(Won)	13,804,393	(Won)	13,328,397

(2)	Borrowings in Won as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2006		2005
Borrowings from the Bank of Korea	BOK	2.75	(Won)	681,965	(Won)	646,308
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 6.50		557,789		638,268
Borrowings from banking institutions	Industrial Bank of Korea	3.40 ~ 5.95		86,956		115,437
Borrowings from National Housing Fund	National Housing Fund	3.00 ~ 8.00		77,071		77,856
Borrowings from other financial institutions	Korea Development Bank	2.00 ~ 4.00		4,380		4,353
Other borrowings	Small Business Corporation and others	1.10 ~ 5.10		1,181,828		1,204,496

			(Won)	2,589,989	(Won)	2,686,718

(3)	Borrowings in foreign currencies as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Due to banks	ABN Amro Bank N.V and others	—	(Won)	42,941	(Won)	27,250
Borrowings from banking institutions	Barclays PLC HK and others	0.50 ~ 5.89		2,865,432		1,806,525
Off-shore borrowings in foreign currencies	United Overseas Bank NY IBF and others	5.30 ~ 5.99		152,308		401,197
Other borrowings from banking institutions	IBRD	6.11		6,845		10,466
Other borrowings in foreign currencies	Financial institution and others	—		471,668		472,157

			(Won)	3,539,194	(Won)	2,717,595

(4)	Bonds sold under repurchase agreements, bills sold and due to BOK in foreign currencies as of December 31, 2006 and 2005 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Bonds sold under repurchase agreements in Won	Person, Group Corporations	3.40 ~ 5.13	(Won)	7,044,955	(Won)	6,373,308
Bills sold	Teller’s Sales	3.09 ~ 4.86		462,479		296,722
Due to the Bank of Korea in foreign currencies	BOK	—		—		542

			(Won)	7,507,434	(Won)	6,670,572

(5)	Call money as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Won	Deutsche Investment Trust Management Company Ltd. and Others	4.15 ~ 4.55	(Won)	117,700	(Won)	984,100
Foreign currencies	Banca Nazionale del Lavoro and others	4.08 ~ 7.60		50,076		269,412

			(Won)	167,776	(Won)	1,253,512

(6)	Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	Borrowing In Won		Borrowing in foreign currencies		Due to BOK & call money		Total
BOK	(Won)	681,965	(Won)	—	(Won)	—	(Won)	681,965
Banks		86,956		3,492,284		60,076		3,639,316
Others		5,411		46,910		107,700		160,021

	(Won)	774,332	(Won)	3,539,194	(Won)	167,776	(Won)	4,481,302

Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Borrowing In Won		Borrowing in foreign currencies		Due to BOK & call money		Total
BOK	(Won)	646,308	(Won)	—	(Won)	542	(Won)	646,850
Banks		115,437		2,648,969		269,412		3,033,818
Others		4,353		68,792		984,100		1,057,245

	(Won)	766,098	(Won)	2,717,761	(Won)	1,254,054	(Won)	4,737,913

(7)	Term structure of borrowings as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	744,550	(Won)	66,805	(Won)	163,902	(Won)	687,963	(Won)	926,769	(Won)	2,589,989
Borrowings in foreign currencies		1,119,521		1,317,199		544,166		539,974		18,334		3,539,194
Bonds sold under repurchase agreements		4,589,657		1,250,944		1,204,144		210		—		7,044,955
Bills sold		311,187		63,269		88,023		—		—		462,479
Call money		167,776		—		—		—		—		167,776

	(Won)	6,932,691	(Won)	2,698,217	(Won)	2,000,235	(Won)	1,228,147	(Won)	945,103	(Won)	13,804,393

Term structure of borrowings as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	712,012	(Won)	71,724	(Won)	152,692	(Won)	714,538	(Won)	1,035,752	(Won)	2,686,718
Borrowings in foreign currencies		1,227,112		737,006		409,936		315,085		28,456		2,717,595
Bonds sold under repurchase agreements		3,391,564		1,415,535		1,551,596		14,613		—		6,373,308
Bills sold		89,094		207,482		146		—		—		296,722
Due to the BOK in foreign currencies		426		116		—		—		—		542
Call money		1,253,512		—		—		—		—		1,253,512

	(Won)	6,673,720	(Won)	2,431,863	(Won)	2,114,370	(Won)	1,044,236	(Won)	1,064,208	(Won)	13,328,397

13.	DEBENTURES:

(1)	Debentures as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Debentures in Won	(Won)	22,709,838	(Won)	15,528,273
Less: Discount on debentures		(158,575)		(35,368)
Debentures in foreign currencies		2,430,834		1,051,990
Addition: Premiums on debentures		409		3,092

	(Won)	24,982,506	(Won)	16,547,987

(2)	Debentures in Won as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	Annual interest rate (%)	2006		2005
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29 ~ 8.62		1,587,701		208,131
Subordinated fixed rate debentures in Won	4.19 ~ 15.02		6,670,799		5,794,072
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.54 ~ 5.87		200,000		390,000
Fixed rate debentures	3.14 ~ 6.16		13,198,004		8,068,146

			22,765,172		15,569,017
Loss (gain) on valuation of fair value hedged items (current year portion)			(14,544)		(44,494)
Loss (gain) on valuation of fair value hedged items (prior year portion) (*)			(40,790)		3,750

			22,709,838		15,528,273
Discounts on debentures			(158,575)		(35,368)

		(Won)	22,551,263	(Won)	15,492,905

(*)	The gains on prior redemption of debentures were (Won)46 million.

(3)	Hybrid debentures and subordinated debentures as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2006		2005
Subordinated fixed rate debentures in Won	Feb-98 ~ Dec-00	Feb-03 ~ Feb-06	—	(Won)	13,401	(Won)	1,009,529
	Nov-98	Nov-09	15.02		76,900		104,900
	Nov-00	Nov-10 ~ Dec-10	9.57 ~ 9.65		162,051		162,051
	May-01	Feb-07	7.60 ~ 7.65		200,000		200,000
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86		377,529		377,529
	Aug-01	Aug-07	6.69 ~ 6.73		100,000		100,000
	Sep-01	Mar-08	6.69 ~ 6.73		150,000		150,000
	Mar-02	Jan-08	7.06 ~ 7.10		241,684		241,684

	Issued date	Expiration date	Annual interest rate (%)	2006		2005
	Jul-02	Jan-08	6.96 ~ 7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19 ~ 4.20		700,000		700,000
	Mar-06	Jan-12	5.67 ~ 5.70		1,900,855		—

					6,875,799		5,999,072

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	7,779,467	(Won)	6,902,740

(4)	Debentures in foreign currencies as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	Annual interest rate (%)	2006		2005
Floating rates debentures	0.51 ~ 6.12	(Won)	1,964,851	(Won)	550,365
Fixed rates debentures	2.37 ~ 4.63		475,099		517,234

			2,439,950		1,067,599

Loss (gain) on valuation of fair value hedged items (current year portion)			6,493		(8,181)
Loss (gain) on valuation of fair value hedged items (prior year portion)			(15,609)		(7,428)

			2,430,834		1,051,990
Premiums on debentures			1,771		4,076
Discounts on debentures			(1,362)		(984)

		(Won)	2,431,243	(Won)	1,055,082

(5)	Term structure of debentures as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	2,019,839	(Won)	864,045	(Won)	5,685,281	(Won)	8,240,751	(Won)	5,899,922	(Won)	22,709,838
Debentures in foreign currencies		226,301		305,385		624,016		488,674		786,458		2,430,834

	(Won)	2,246,140	(Won)	1,169,430	(Won)	6,309,297	(Won)	8,729,425	(Won)	6,686,380	(Won)	25,140,672

Term structure of debentures as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	1,825,117	(Won)	2,924,111	(Won)	3,532,030	(Won)	3,215,630	(Won)	4,031,385	(Won)	15,528,273
Debentures in foreign currencies		20,381		48,994		42,995		593,743		345,877		1,051,990

	(Won)	1,845,498	(Won)	2,973,105	(Won)	3,575,025	(Won)	3,809,373	(Won)	4,377,262	(Won)	16,580,263

14.	OTHER LIABILITIES:

Other liabilities as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Accrued severance benefits (Note 16)	(Won)	546,597	(Won)	395,531
Less: Severance insurance deposits		(340,595)		(241,038)
Transfer to National Pension		(82)		(82)
Allowance for possible losses on acceptances and guarantees (Note 15)		18,772		10,141
Due to trust accounts		1,124,095		931,826
Guarantees deposits received		91,035		102,237
Accounts payable (Note 20)		2,373,371		863,383
Accrued expenses (Note 19)		4,168,154		4,925,690
Advanced from customer		191,844		362,273
Unearned revenues		101,009		86,079
Withholding taxes		114,776		83,412
Accounts for agency business		151,696		112,919

	2006		2005
Domestic exchange settlement loans		141,042		538,799
Derivatives liabilities (Note 20)		1,147,702		1,070,652
Agency		171,024		272,838
Insurance reserve	(Won)	651,001	(Won)	329,106
Sundry liabilities (Notes 17, 20 and 21)		1,051,502		1,116,751

	(Won)	11,702,943	(Won)	10,960,517

15.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of December 31, 2006 and 2005 were as follows (Unit: In millions):

Types	2006		2005
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	1,150	(Won)	768
Payment guarantee for loans		53,237		34,527
Others		905,545		352,946

		959,932		388,241

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		93,017		86,170
Acceptances for letters of guarantee for importers		56,268		68,381
Guarantees for performance of contracts		76,385		68,692
Guarantees for bids		4,082		4,004
Guarantees for borrowings		36,128		48,091
Guarantees for repayment of advances		1,101,403		761,489
Others		388,043		364,666

		1,755,326		1,401,493

		2,715,258		1,789,734

Unconfirmed acceptances and guarantees:
Letters of credit		1,266,858		1,101,386
Others		1,037,576		879,367

		2,304,434		1,980,753

Bills endorsed		4,540		10,910

	(Won)	5,024,232	(Won)	3,781,397

(2)	Acceptances and guarantees, by customer, as of December 31, 2006 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,841,739	(Won)	1,586,005	(Won)	1,213	(Won)	3,428,957	68.25
Small and medium corporations		533,771		676,432		3,247		1,213,450	24.15
Public sector and others		339,748		41,997		80		381,825	7.60

	(Won)	2,715,258	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232	100.00

Acceptances and guarantees, by customer, as of December 31, 2005 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,383,240	(Won)	1,361,814	(Won)	470	(Won)	2,745,524	72.61
Small and medium corporations		401,629		613,772		10,149		1,025,550	27.12
Public sector and others		4,865		5,167		291		10,323	0.27

	(Won)	1,789,734	(Won)	1,980,753	(Won)	10,910	(Won)	3,781,397	100.00

(3)	Acceptances and guarantees, by industry, as of December 31, 2006 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	68	(Won)	78,563	(Won)	—	(Won)	78,631	1.56
Finance		343,714		—		—		343,714	6.84
Service		393,552		39,330		—		432,882	8.62
Manufacturing		1,593,449		1,723,450		2,623		3,319,522	66.07
Others		384,475		463,091		1,917		849,483	16.91

	(Won)	2,715,258	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232	100.00

Acceptances and guarantees, by industry, as of December 31, 2005 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	167	(Won)	69,410	(Won)	—	(Won)	69,577	1.84
Finance		426,695		9,479		—		436,174	11.54
Service		99,193		37,428		—		136,621	3.61
Manufacturing		954,209		1,284,141		6,350		2,244,700	59.36
Others		309,470		580,295		4,560		894,325	23.65

	(Won)	1,789,734	(Won)	1,980,753	(Won)	10,910	(Won)	3,781,397	100.00

(4)	Acceptances and guarantees, by country, as of December 31, 2006 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	2,453,216	(Won)	2,304,434	(Won)	4,540	(Won)	4,762,190	94.79
Japan		63		—		—		63	0.00
Others		261,979		—		—		261,979	5.21

	(Won)	2,715,258	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232	100.00

Acceptances and guarantees, by country, as of December 31, 2005 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	1,455,270	(Won)	1,979,204	(Won)	10,910	(Won)	3,445,384	91.11
France		293,770		—		—		293,770	7.77
USA		40,520		—		—		40,520	1.07
Others		174		1,549		—		1,723	0.05

	(Won)	1,789,734	(Won)	1,980,753	(Won)	10,910	(Won)	3,781,397	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of December 31, 2006 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	957,105	(Won)	1,746,539	(Won)	2,283,303	(Won)	4,295	(Won)	4,991,242
Precautionary		2,446		3,186		7,490		—		13,122
Substandard		30		5,586		7,244		40		12,900
Doubtful		350		—		434		205		989
Estimated loss		1		15		5,963		—		5,979

	(Won)	959,932	(Won)	1,755,326	(Won)	2,304,434	(Won)	4,540	(Won)	5,024,232
Allowance for possible losses	(Won)	3,650	(Won)	7,613	(Won)	7,268	(Won)	241	(Won)	18,772

Ratio (%)		0.38		0.43		0.32		5.31		0.37

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	382,574	(Won)	1,387,749	(Won)	1,951,604	(Won)	10,572	(Won)	3,732,499
Precautionary		3,658		11,335		12,573		299		27,865
Substandard		50		2,194		8,445		—		10,689
Doubtful		1,888		209		1,198		39		3,334
Estimated loss		71		6		6,933		—		7,010

	(Won)	388,241	(Won)	1,401,493	(Won)	1,980,753	(Won)	10,910	(Won)	3,781,397
Allowance for possible losses	(Won)	1,395	(Won)	3,640	(Won)	5,028	(Won)	78	(Won)	10,141

Ratio (%)		0.36		0.26		0.25		0.71		0.27

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of December 31, 2006, 2005 and 2004 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
December 31, 2006 (*)	(Won)	5,024,232	(Won)	18,772	0.37
December 31, 2005 (*)		3,781,397		10,141	0.27
December 31, 2004		975,912		1,150	0.12

(*)	Pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses since 2005. Furthermore, the minimum rate of loss provision increased for confirmed and unconfirmed acceptances and guarantees and notes endorsed classified as normal and precautionary as of December 31, 2006. Due to the change, the allowance for possible losses on acceptances and guarantees increased by (Won)4.3 billion as of December 31, 2006.

16.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	395,531	(Won)	169,288	(Won)	18,209	(Won)	(13)	(Won)	546,597
Severance insurance deposits		(241,038)		(101,439)		(1,882)		—		(340,595)
Transfer to National Pension		(82)		—		—		—		(82)

	(Won)	154,411	(Won)	67,849	(Won)	16,327	(Won)	(13)	(Won)	205,920

(*)	Gain on foreign currency translation of the accrued severance benefit of the Tokyo branch office.

As of December 31, 2006, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

17.	SUNDRY LIABILITIES:

(1)	Sundry liabilities as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings for others’ business	(Won)	94,769	(Won)	128,567
Foreign currency bills payable		54,515		38,645
Prepaid card and debit card liabilities		20,947		8,540
Subscription deposits		71,665		45,904
Other allowances		783,814		883,106
Others		25,792		11,989

	(Won)	1,051,502	(Won)	1,116,751

(2)	Other allowances as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Loss on branch closure	(Won)	140	(Won)	167
Mileage rewards		89,025		85,876
Credit commitments to SPC (Note 20)		3,602		384,724
KAMCO loans sold (Note 20)		252		241
Dormant accounts		27,689		27,035
KP Chemical loans sold		4,605		4,029
Unused credit limit		566,662		342,281
Preparation for damages		1,603		1,759
Trust risk		1,438		5,425
Others		88,798		31,569

	(Won)	783,814	(Won)	883,106

The unused credit limit for other allowances amounts to (Won) 76,836,775 million as of December 31, 2006. Pursuant to the amended Supervisory Regulation, the Bank extended the scope of other allowances for the unused credit limit of credit card to the extent of the unused credit line of card holders with no record of credit card transaction for the past 1 year, and increased the minimum rate of loss provision for unused credit limit classified as normal and precautionary in 2006. Due to the changes, other allowances for unused credit limit increased by (Won)227.9 billion as of December 31, 2006.

18.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of December 31, 2006 and 2005, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares ((Won) 1,681,896 million) issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (18,377,910 shares, 5.46 percent) and ING Bank N.V. Amsterdam (13,650,001 shares, 4.06 percent) as of December 31, 2006.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2005		Increase		2006
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		38,861		5,232		44,093

	(Won)	6,269,599	(Won)	5,232	(Won)	6,274,831

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Retained earnings as of December 31, 2006 and 2005 are summarized as follows (Unit: In millions):

	2006		2005
Legal reserve	(Won)	826,640	(Won)	601,340
Reserve for financial structure improvement		55,600		55,600
Voluntary reserve		2,499,200		852,700
Other reserve		363,194		362,862
Retained earnings before appropriations		2,497,278		2,095,033

	(Won)	6,241,912	(Won)	3,967,535

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

1)	Capital adjustments as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Treasury stock	(Won)	—	(Won)	(9,660)
Gain on valuation of available-for-sale securities		883,068		509,813
Gain on valuation of held-to-maturity securities		98		426
Gain on valuation of securities using the equity method		7,760		88
Loss on valuation of securities using the equity method		(5,785)		(11,966)
Stock options		—		3,888

	(Won)	885,141	(Won)	492,589

2)	The changes of capital adjustments for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realized		Ending balance
Treasury stock	(Won)	(9,660)	(Won)	—	(Won)	9,660	(Won)	—
Gain on valuation of available-for-sale securities		509,813		478,994		(105,739)		883,068
Gain on valuation of held-to-maturity securities		426		—		(328)		98
Change due to the equity method		(11,878)		13,908		(55)		1,975
Stock options		3,888		—		(3,888)		—

	(Won)	492,589	(Won)	492,902	(Won)	(100,350)	(Won)	885,141

(5)	Dividends

The calculation of dividends for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Issued stocks (shares)	336,379,116	336,379,116
Treasury stock (shares)	—	217,935

Dividend stocks (shares)	336,379,116	336,161,181
Dividend rate (%)	73.00	11.00

The amount of dividend (Won in million)	1,227,784	184,889

Dividend propensity (%) (*)	49.67	8.21

Dividend yield ratio (%)	4.87	0.72

19.	STOCK OPTIONS:

The Bank granted stock options to executives including the president over the years. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from granting the treasury stock to paying cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is exhausted. Accordingly, stock options against 217,935 shares of treasury stock, which the Bank owned as of December 31, 2005, were recorded using the fair value method accounting, and the other stock options were recorded using intrinsic value method accounting. Stock options that are settled through the issuance of shares were entirely exercised in 2006, and the remaining stock options as of December 31, 2006 are entirely those that are settled through payment of cash equivalent to the difference between the market price and the exercise price.

The details of the stock options as of December 31, 2006 were as follows (Unit: In Won):

	Grant date	Granted shares				Exercise price		Exercise period
		Granted	Forfeited	Exercised	Outstanding
Series 2	01.03.15	214,975	16,882	109,986	88,107	(Won)	28,027	04.03.16 ~ 09.03.15
Series 4	00.02.28	267,000	65,218	201,782	—		27,600	03.03.01 ~ 06.02.28
Series 6	01.03.24	111,000	38,624	63,743	8,633		25,100	04.03.25 ~ 07.03.24
Series 7	01.11.16	850,000	200,000	500,000	150,000		51,200	04.11.17 ~ 09.11.16
Series 8-1 (*2)	02.03.22	132,000	89,753	13,384	28,863		57,100	05.03.23 ~ 10.03.22
Series 8-2 (*3)	02.03.22	490,000	180,691	45,744	263,565		57,100	05.03.23 ~ 10.03.22
Series 9 (*3)	02.07.26	30,000	6,101	—	23,899		58,800	05.07.27 ~ 10.07.26
Series 10-1(*2)	03.03.21	140,000	76,557	20,029	43,414		46,962	06.03.22 ~ 11.03.21
Series 10-2 (*3)	03.03.21	180,000	91,097	17,910	70,993		35,500	06.03.22 ~ 11.03.21

	Grant date	Granted shares				Exercise price		Exercise period
		Granted	Forfeited	Exercised	Outstanding
Series 11(*3)	03.08.27	30,000	24,909	—	5,091	(Won)	40,500	06.08.28 ~ 11.08.27
Series 12 (*3)	04.02.09	85,000	9,461	—	75,539		46,100	07.02.10 ~ 12.02.09
Series 13-1(*2)	04.03.23	20,000	—	—	20,000		48,650	07.03.24 ~ 12.03.23
Series 13-2 (*3)	04.03.23	10,000	—	—	10,000		47,200	07.03.24 ~ 12.03.23
Series 14 (*2, 3)	04.11.01	700,000	—	—	700,000		51,000	07.11.02 ~ 12.11.01
Series 15-1(*2)	05.03.18	165,000	29,741	—	135,259		59,288	08.03.19 ~ 13.03.18
Series 15-2 (*3)	05.03.18	765,000	184,931	—	580,069		46,800	08.03.19 ~ 13.03.18
Series 16 (*3)	05.04.27	15,000	—	—	15,000		45,700	08.04.28 ~ 13.04.27
Series 17 (*3)	05.07.22	30,000	—	—	30,000		49,200	08.07.23 ~ 13.07.22
Series 18 (*3)	05.08.23	15,000	—	—	15,000		53,000	08.08.24 ~ 13.08.23
Series 19 (*1)	06.03.24	940,000	—	—	940,000		80,900	09.03.25 ~ 14.03.24
Series 20 (*1)	06.04.28	30,000	—	—	30,000		84,600	09.04.29 ~ 14.04.28
Series 21 (*1)	06.10.27	20,000	—	—	20,000		79,000	09.10.28 ~ 14.10.27
Kookmin Credit Card-1 (*4)	01.03.22	22,146	—	—	22,146		71,538	04.03.23 ~ 11.03.22
Kookmin Credit Card -2 (*2, 4)	02.03.29	9,990	—	—	9,990		129,100	04.03.30 ~ 11.03.29

		5,272,111	1,013,965	972,578	3,285,568

(*1)	The exercise price is adjusted by the rate of increase of the market value of the major competitors as of December 31, 2006.
(*2)	The exercise price is adjusted by the rate of increase of the average stock price index of the banking industry as of December 31, 2006.
(*3)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*4)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

(2)	The compensation costs as of December 31, 2006 were as follows (Unit: In millions):

	Amount
Total compensation cost of stock options	(Won)	53,964
Reflected compensation cost		42,754

Compensation cost to be reflected	(Won)	11,210

The Bank recognized (Won)13,232 million of compensation cost for the year ended December 31, 2006.

20.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank and its subsidiaries hold written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)12,009,693 million and (Won)7,790,835 million as of December 31, 2006 and 2005, respectively.

(2)	As of December 31, 2006, the Bank has entered into commitments to provide credit line of (Won)1,158,800 million and to purchase commercial papers amounting to (Won)1,224,200 million with several special purpose companies. Under these commitments, the Bank extended (Won)12,497 million of loans to the companies and recognized (Won)3,602 million of expected loss as other allowance. The Bank has no balance of commitment to purchase commercial papers as of December 31, 2006. In addition, the Bank has entered into commitment amounting to (Won)545,908 million to provide foreign currency loans as of December 31, 2006 and under these commitments, the balance of loans amounts to (Won)181,180 million.

The Bank and its subsidiaries have commercial papers discount contract with Korea Exchange Bank, Woori Bank, Hana Bank and Tong Yang Investment Bank amounting to (Won)15,000 million, (Won)20,000 million , (Won)20,000 million and (Won)30,000 million, respectively, as of December 31, 2006. There is no balance of commercial papers discount for Korea Exchange Bank, Woori Bank, Hana Bank and Tong Yang Investment Bank as of December 31, 2006.

(3)	As of December 31, 2006, the Bank and its subsidiaries have provided seven promissory notes with face of (Won)506,428 million and two written guarantees for sale of housings with face value of (Won)219,794 million to Korea Housing Guarantee Corporation as guarantee for land trust business.

(4)	The Bank entered into the business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(5)	As of December 31, 2006, the Bank has provided allowances of (Won)252 million for losses from possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”) for (Won)666 million.

(6)	As of December 31, 2006 and 2005, the Bank recorded receivables amounting to (Won)1,900,684 million and (Won)383,838 million, respectively and payables amounting to (Won)1,900,506 million and (Won)383,550 million, respectively, for unsettled foreign currency spot transactions.

(7)	The Bank and its subsidiaries received performance bonds of (Won)2,690 million from Seoul Guarantee Insurance Company in relation to service contracts with third parties, which provide performance guarantee and subsequent service warranty for one year.

(8)	As of December 31, 2006, the Bank and its subsidiaries face 124 pending legal actions involving aggregate damages of (Won)327,481 million. On the other hand, the Bank and its subsidiaries have filed 225 lawsuits, which are still pending, with aggregate claims of (Won)572,463 million. The management believes that the ultimate liability, if any, will not materially affect the Bank’s financial position. In January 2007, Korea Lottery Service Inc. filed a lawsuit against the Bank with aggregate damages of \ 445,877 million regarding commitment fee; however, the management believes that the lawsuit will not affect the financial position of the Bank as it is related to a lottery fund.

(9)	The face value of the consumer investment securities amounts to (Won)217,754 million as of December 31, 2006.

(10)	The notional amounts outstanding for derivative contracts as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006						2005
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:

Interest rate forwards	(Won)	92,960	(Won)	—	(Won)	92,960	(Won)	303,250	(Won)	—	(Won)	303,250
Interest rate futures		1,470,054		—		1,470,054		695,443		—		695,443
Interest rate swaps		42,555,952		3,718,967		46,274,919		33,486,729		1,581,097		35,067,826
Interest rate options purchased		110,000		—		110,000		300,650		—		300,650
Interest rate options sold		300,000		—		300,000		640,650		—		640,650

		44,528,966		3,718,967		48,247,933		35,426,722		1,581,097		37,007,819

	2006						2005
Type	Trading		Hedge		Total		Trading		Hedge		Total
Currency:
Currency forwards		80,948,658		—		80,948,658		58,354,822		—		58,354,822
Currency futures		3,237,813		—		3,237,813		2,419,652		—		2,419,652
Currency swaps		7,888,681		—		7,888,681		4,796,740		—		4,796,740
Currency options purchased		518,421		—		518,421		119,345		—		119,345
Currency options sold		348,143		—		348,143		73,056		—		73,056

		92,941,716		—		92,941,716		65,763,615		—		65,763,615

Stock:
Stock index futures	(Won)	187,454	(Won)	—	(Won)	187,454	(Won)	13,567	(Won)	—	(Won)	13,567
Stock options purchased		723,790		—		723,790		2,746,364		—		2,746,364
Stock options sold		987,929		—		987,929		2,754,603		—		2,754,603
Stock swaps		8,008		—		8,008		—		—		—

		1,907,181		—		1,907,181		5,514,534		—		5,514,534

Others:
Gold index purchased		—		—		—		146,268		—		146,268
Gold index sold		—		—		—		146,268		—		146,268

		—		—		—		292,536		—		292,536

	(Won)	139,377,863	(Won)	3,718,967	(Won)	143,096,830	(Won)	106,997,407	(Won)	1,581,097	(Won)	108,578,504

For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased.

The details of financial derivatives as of December 31, 2006 and the valuation of financial derivatives for the year ended December 31, 2006 were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	9	(Won)	—	(Won)	9	(Won)	424	(Won)	—	(Won)	424	(Won)	9	(Won)	—
Interest rate swaps		117,897		31,517		149,414		178,167		35,828		213,995		174,542		217,520
Interest rate options purchased		856		—		856		604		—		604		2,261		—
Interest rate options sold		1,086		—		1,086		30		—		30		—		675

		119,848		31,517		151,365		179,225		35,828		215,053		176,812		218,195

Currency:
Currency forwards		529,586		—		529,586		651,898		—		651,898		537,474		667,386
Currency swaps		233,340		—		233,340		128,390		—		128,390		427,425		210,502
Currency options purchased		1,756		—		1,756		1,717		—		1,717		1,912		3,882
Currency options sold		1,189		—		1,189		1,005		—		1,005		357		1,806

		765,871		—		765,871		783,010		—		783,010		967,168		883,576

Stock:
Stock option purchased		10,004		—		10,004		3,983		—		3,983		116,784		—
Stock option sold		7,915		—		7,915		13,657		—		13,657		—		45,919
Stock swaps		91		—		91		79		—		79		12		12

		18,010		—		18,010		17,719		—		17,719		116,796		45,931

	(Won)	903,729	(Won)	31,517	(Won)	935,246	(Won)	979,954	(Won)	35,828	(Won)	1,015,782	(Won)	1,260,776	(Won)	1,147,702

The details of financial derivatives as of December 31, 2005 and the valuation of financial derivatives for the year ended December 31, 2005 were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	6	(Won)	—	(Won)	6	(Won)	3	(Won)	—	(Won)	3	(Won)	6	(Won)	3
Interest rate swaps		445,081		1,336		446,417		366,865		56,144		423,009		231,341		242,414
Interest rate options Purchased		694		—		694		4,115		—		4,115		2,778		—
Interest rate options sold		3,867		—		3,867		1,109		—		1,109		—		2,179

		449,648		1,336		450,984		372,092		56,144		428,236		234,125		244,596

Currency:
Currency forwards		593,383		—		593,383		531,381		—		531,381		607,398		584,142
Currency swaps		66,458		—		66,458		96,686		—		96,686		298,431		179,250
Currency options purchased		118		—		118		1,011		—		1,011		117		1,011
Currency options sold		620		—		620		41		—		41		618		42

		660,579		—		660,579		629,119		—		629,119		906,564		764,445

Stock:
Stock option purchased		20,002		—		20,002		18,244		—		18,244		61,345		—
Stock option sold		19,765		—		19,765		19,240		—		19,240		—		61,516

		39,767		—		39,767		37,484		—		37,484		61,345		61,516

Other:
Gold index purchased		36		—		36		1,841		—		1,841		95		—
Gold index sold		1,928		—		1,928		34		—		34		—		95

		1,964		—		1,964		1,875		—		1,875		95		95

	(Won)	1,151,958	(Won)	1,336	(Won)	1,153,294	(Won)	1,040,570	(Won)	56,144	(Won)	1,096,714	(Won)	1,202,129	(Won)	1,070,652

The Bank and its subsidiaries use various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds, structured bonds and structured deposits. As of December 31, 2006, the Bank recognized (Won)35,828 million of gains and (Won)31,517 million of losses on valuation of fair value hedged items. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

(11)	The Bank purchased synthetic Collateralized Default Obligation (CDO) with embedded Credit Default Swap (CDS) for the purpose of earning income such as commission income. The details are as follows (Unit: In USD thousands):

Date of contract	Date of maturity	Amount		Reference entity
2006.8.24	2013.12.20	US$	10,000	116 Global Bonds

The Bank could receive less than par and incur loss in relation to the sale of the CDO in credit events, such as the default of the reference entity.

21.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of December 31, 2006 and 2005 were as follows:

	2006				2005
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	162,872	(Won)	151,406	US$	148,473	(Won)	150,403
Due from banks in foreign currencies		579,552		538,752		581,562		589,122
Securities-foreign currencies		810,253		753,211		689,724		698,691
Loans in foreign currencies		7,609,008		7,073,333		5,049,141		5,114,780
Bills bought in foreign currencies		1,370,029		1,273,579		1,359,896		1,377,574
Call loans in foreign currencies		132,950		123,590		39,574		40,088

	US$	10,664,664	(Won)	9,913,871	US$	7,868,370	(Won)	7,970,658

Liabilities:
Deposits in foreign currencies	US$	1,588,740	(Won)	1,476,892	US$	1,573,390	(Won)	1,593,844
Borrowings in foreign currencies		3,807,222		3,539,194		2,682,719		2,717,595
Due to BOK in foreign currencies		—		—		535		542
Call money in foreign currencies		53,869		50,076		265,954		269,412
Debentures in foreign currencies		2,614,924		2,430,834		1,038,490		1,051,990
Foreign currency bills payable		58,643		54,515		38,149		38,645

	US$	8,123,398	(Won)	7,551,511	US$	5,599,237	(Won)	5,672,028

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Salaries (Note 19)	(Won)	1,476,967	(Won)	1,469,562
Provision for severance benefits (Note 16)		169,288		133,325
Other employee benefits		478,901		370,731
Rent		94,407		90,168
Depreciation & amortization (Note 9)		326,423		351,641
Tax and dues		132,966		124,506
Advertising		119,595		67,068
Development expenses		111,672		110,951
Other		394,255		314,006

	(Won)	3,304,474	(Won)	3,031,958

(2)	Other general and administrative expenses for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Communication	(Won)	48,571	(Won)	40,097
Electricity and utilities		17,535		16,934
Publication		22,169		20,813
Repairs maintenance		17,713		18,838
Vehicle		28,493		27,935
Travel		5,004		4,239
Training		26,525		18,596
Other		228,245		166,554

	(Won)	394,255	(Won)	314,006

23.	NON-OPERATING INCOME AND EXPENSES:

Non-operating income and expenses for the years ended December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Non-operating income:
Gain on disposal of tangible assets	(Won)	10,931	(Won)	11,433
Reversal of impairment loss on tangible assets		841		641
Rental income		3,105		3,078
Gain on valuation of securities accounted for using the equity method (Note 5)		39,995		35,858
Gain on disposal of available-for-sale securities		201,319		342,549
Gain on disposal of held-to-maturity securities		—		216
Gain on disposal of securities accounted for using the equity method		2,120		—
Reversal of impairment losses on available-for-sale securities (Note 5)		84,443		7,422
Gain on sale of loans (Note 6)		37,311		81,866
Others		260,160		213,975

	(Won)	640,225	(Won)	697,038

Non-operating expenses:
Loss on disposal of tangible assets	(Won)	2,737	(Won)	4,293
Impairment loss on tangible assets (Note 9)		5,580		10,839
Loss on valuation of securities accounted for using the equity method (Note 5)		4,236		2,674
Loss on disposal of available-for-sale securities		15,416		20,240
Impairment loss on available-for-sale securities (Note 5)		127,571		103,305
Severance benefits for voluntary resignation		13,385		255,700
Loss on sale of loans (Note 6)		17,222		16,397
Others		113,580		113,150

	(Won)	299,727	(Won)	526,598

24.	INCOME TAX EXPENSE:

(1)	Income tax expense for the years ended December 31, 2006 and 2005 was summarized as follows (Unit: In millions):

	2006		2005
Bank:
Income tax currently payable	(Won)	845,887	(Won)	1,032,011
Changes in deferred income tax assets		268,735		45,277
Retained earnings and other capital surplus adjustments		(167,399)		(107,785)
Income tax expense of overseas branch		4,752		6,532

		951,975		976,035

Subsidiaries:
Income tax currently payable		13,410		12,267
Changes in deferred income tax assets		7,761		15,478
Retained earnings and other capital surplus adjustments		901		2,272

		22,072		30,017

	(Won)	974,047	(Won)	1,006,052

(2)	Deferred income tax assets in the consolidated financial statements as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Bank	(Won)	23,886	(Won)	353,214
KB Data System Co., Ltd.		(63)		(51)
KB Futures Co., Ltd.		(20)		37
KB Investment Co., Ltd.		1,789		2,004
KB Asset Management Co., Ltd.		(50)		279
KB Real Estate Trust Co., Ltd.		5,377		12,074
KB Credit Information Co., Ltd.		403		597
Kookmin Bank Hong Kong Ltd.		2,282		2,487
Kookmin Bank Int’l Ltd. (London)		45		40
KB Life Insurance Co., Ltd.		(9)		2,464

		33,640		373,145
Consolidated adjustment		2,644		1,522

	(Won)	36,284	(Won)	374,667

(3)	The statutory income tax rate applicable to the Bank and its subsidiaries, including resident tax surcharges, is 27.5 percent for the years ended December 31, 2006 and 2005, respectively. However, due to tax adjustments, the effective tax rates for the years ended December 31, 2006 and 2005 are 28.31 percent and 30.87 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In case the stock options are exercised during the years ended December 31, 2006 and 2005, the outstanding common shares are calculated on the assumption that the treasury stock are disposed of on the exercised date.

Ordinary income per share and net income per share for common stock for the years ended December 31, 2006 and 2005 were computed as follows:

1)	Outstanding capital stock for the year ended December 31, 2006 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	(217,935)	(79,546,275)
Sale of treasury stock	217,935	77,348,731

	336,379,116	122,776,179,796

Weighted average number of common shares outstanding: 122,776,179,796 ÷ 365 days = 336,373,095 shares

Outstanding capital stock for the year ended December 31, 2005 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	(29,881,209)	(10,906,641,285)
Sale of treasury stock	29,663,274	5,945,063,364

	336,161,181	117,816,799,419

Weighted average number of common shares outstanding: 117,816,799,419 ÷ 365 days = 322,785,752 shares

2)	The basic net income per share for the years December 31, 2006 and 2005 was as follows (Unit: In Won)

	2006		2005
Net income (ordinary income)	(Won)	2,458,259,483,392	(Won)	2,241,054,520,374
Weighted average number of common shares outstanding		336,373,095		322,785,752

Net income per share	(Won)	7,308	(Won)	6,943

Ordinary income per share	(Won)	7,308	(Won)	6,943

The ordinary income for the year ended December 31, 2006 and 2005 equals to net income because there is no extraordinary item.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and diluted ordinary income per share for the years ended December 31, 2006 and 2005 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities. Stock options were considered for the computation of diluted earning per share due to their dilutive effects.

Diluted net income (ordinary income) per share for the years ended December 31, 2006 and 2005 was computed as follows (Unit: In Won):

	2006		2005
Diluted net income (=ordinary income) (*1)	(Won)	2,458,259,483,392	(Won)	2,240,782,310,189
Weighted average number of common shares outstanding and diluted securities (*2)		336,375,518		322,956,583

Diluted net income per share	(Won)	7,308	(Won)	6,938

Diluted ordinary income per share	(Won)	7,308	(Won)	6,938

(*1)	For the year ended December 31, 2006, the stock options included in the diluted shares have no effect on net income because the contracted service period has expired. For the year ended December 31, 2005, the stock option right expired and the accumulated compensation cost was reversed; therefore, the related cost was deducted from net income.
(*2)	For the years ended December 31, 2006 and 2005, the 2,423 shares and 170,831 shares of treasury stock combined with stock options rendered, respectively, are included in diluted shares.

26.	SEGMENT INFORMATION:

(1)	Balance sheets per business segment as of December 31, 2006 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Cash and due from banks	(Won)	6,850,926	(Won)	6,595	(Won)	(168,544)	(Won)	6,688,977
Securities		33,065,746		—		(477,611)		32,588,135
Loans		150,807,347		4,292		(793,778)		150,017,861
Fixed assets		2,516,809		450		(4,374)		2,512,885
Other assets		7,394,761		22,134		(309,875)		7,107,020

	(Won)	200,635,589	(Won)	33,471	(Won)	(1,754,182)	(Won)	198,914,878

Deposits	(Won)	133,649,208	(Won)	—	(Won)	(352,233)	(Won)	133,296,975
Borrowings		14,432,772		—		(628,379)		13,804,393

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Debentures		24,982,506		—		—		24,982,506
Other liabilities		11,933,314		15,868		(246,239)		11,702,943

		184,997,800		15,868		(1,226,851)		183,786,817

Common stock	(Won)	1,977,329	(Won)	8,000	(Won)	(303,433)	(Won)	1,681,896
Capital surplus		6,278,606		—		(3,775)		6,274,831
Retained earnings		6,485,517		9,603		(253,208)		6,241,912
Capital adjustments		896,337		—		(11,196)		885,141
Minority interests		—		—		44,281		44,281

		15,637,789		17,603		(527,331)		15,128,061

	(Won)	200,635,589	(Won)	33,471	(Won)	(1,754,182)	(Won)	198,914,878

Balance sheets per business segment as of December 31, 2005 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Cash and due from banks	(Won)	6,074,380	(Won)	10,930	(Won)	(142,314)	(Won)	5,942,996
Securities		33,907,640		—		(428,508)		33,479,132
Loans		136,630,845		468		(809,467)		135,821,846
Fixed assets		2,443,906		536		(2,830)		2,441,612
Other assets		5,450,265		12,681		(245,810)		5,217,136

	(Won)	184,507,036	(Won)	24,615	(Won)	(1,628,929)	(Won)	182,902,722

Deposits	(Won)	129,951,153	(Won)	—	(Won)	(335,564)	(Won)	129,615,589
Borrowings		13,962,168		—		(633,771)		13,328,397
Debentures		16,547,987		—		—		16,547,987
Other liabilities		11,146,822		6,888		(193,193)		10,960,517

		171,608,130		6,888		(1,162,528)		170,452,490

Common stock		1,986,450		8,000		(312,554)		1,681,896
Capital surplus		6,275,094		—		(5,495)		6,269,599
Retained earnings		4,136,027		9,727		(178,219)		3,967,535
Capital adjustments		501,335		—		(8,746)		492,589
Minority interests		—		—		38,613		38,613

		12,898,906		17,727		(466,401)		12,450,232

	(Won)	184,507,036	(Won)	24,615	(Won)	(1,628,929)	(Won)	182,902,722

(2)	Statements of income per business segment for the year ended December 31, 2006 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Operating revenue	(Won)	20,133,912	(Won)	68,199	(Won)	(217,405)	(Won)	19,984,706
Operating expenses		16,976,369		65,129		(157,347)		16,884,151

Operating income		3,157,543		3,070		(60,058)		3,100,555
Non-operating income		712,959		15		(72,749)		640,225
Non-operating expenses		342,946		5		(43,224)		299,727

Income before income tax		3,527,556		3,080		(89,583)		3,441,053
Income tax expense		973,556		803		(312)		974,047

Net income before minority interests		2,554,000		2,277		(89,271)		2,467,006
Minority interests, gain		—		—		(8,746)		(8,746)

Net income	(Won)	2,554,000	(Won)	2,277	(Won)	(98,017)	(Won)	2,458,260

Statements of income per business segment for the year ended December 31, 2005 were as follows (Unit: In millions):

	Financial & insurance business		Non-financial business		Consolidation adjustment		Total
Operating revenue	(Won)	18,481,354	(Won)	47,329	(Won)	(241,725)	(Won)	18,286,958
Operating expenses		15,363,479		43,772		(208,879)		15,198,372

Operating income		3,117,875		3,557		(32,846)		3,088,586
Non-operating income		761,975		24		(64,961)		697,038
Non-operating expenses		531,045		56		(4,503)		526,598

Income before income Tax		3,348,805		3,525		(93,304)		3,259,026
Income tax expense		1,005,236		991		(175)		1,006,052

Net income before minority interests		2,343,569		2,534		(93,129)		2,252,974
Minority interests, gain		—		—		(11,919)		(11,919)

Net income	(Won)	2,343,569	(Won)	2,534	(Won)	(105,048)	(Won)	2,241,055

(3)	Financial information per business segment as of and for year ended December 31, 2006 was as follows (Unit: In millions):

	Banking		Trust account		Others		Consolidation adjustment		Total
Operating revenue	(Won)	19,356,348	(Won)	168,822	(Won)	676,941	(Won)	(217,405)	(Won)	19,984,706
Less: inter-company transaction		(102,179)		(9,332)		(105,894)		217,405		—

Net operating revenue		19,254,169		159,490		571,047		—		19,984,706

Operating income (loss)	(Won)	3,084,208	(Won)	(658)	(Won)	77,063	(Won)	(60,058)	(Won)	3,100,555

Cash and due from banks	(Won)	6,679,566	(Won)	—	(Won)	177,955	(Won)	(168,544)	(Won)	6,688,977
Securities		29,434,060		2,933,686		698,000		(477,611)		32,588,135
Loans		150,406,828		365,879		38,932		(793,778)		150,017,861
Fixed assets		2,509,651		—		7,608		(4,374)		2,512,885
Other assets		6,888,211		186,426		342,258		(309,875)		7,107,020

	(Won)	195,918,316	(Won)	3,485,991	(Won)	1,264,753	(Won)	(1,754,182)	(Won)	198,914,878

Financial information per business segment as of and for year ended December 31, 2005 was as follows (Unit: In millions):

	Banking		Trust account		Others		Consolidation adjustment		Total
Operating revenue	(Won)	17,888,434	(Won)	158,512	(Won)	481,737	(Won)	(241,725)	(Won)	18,286,958
Less: inter-company transaction		(137,124)		(4,439)		(100,162)		241,725		—

Net operating revenue		17,751,310		154,073		381,575		—		18,286,958

Operating income (loss)		3,027,003		1,353		93,076		(32,846)		3,088,586

Cash and due from banks	(Won)	5,975,604	(Won)	6,933	(Won)	102,773	(Won)	(142,314)	(Won)	5,942,996
Securities		30,589,221		2,899,339		419,080		(428,508)		33,479,132
Loans		136,308,296		294,583		28,434		(809,467)		135,821,846
Fixed assets		2,437,052		—		7,390		(2,830)		2,441,612
Other assets		5,008,734		158,122		296,090		(245,810)		5,217,136

	(Won)	180,318,907	(Won)	3,358,977	(Won)	853,767	(Won)	(1,628,929)	(Won)	182,902,722

(4)	Financial information per geographical area as of and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Domestic		Overseas		Consolidation adjustment		Total
Operating revenue	(Won)	20,154,367	(Won)	47,744	(Won)	(217,405)	(Won)	19,984,706
Less: inter-company transaction		(210,312)		(7,093)		217,405		—

Net operating revenue		19,944,055		40,651		—		19,984,706

Operating income	(Won)	3,148,121	(Won)	12,492	(Won)	(60,058)	(Won)	3,100,555

Cash and due from banks	(Won)	6,746,262	(Won)	111,259	(Won)	(168,544)	(Won)	6,688,977
Securities		33,014,166		51,580		(477,611)		32,588,135
Loans		150,271,994		539,645		(793,778)		150,017,861
Fixed assets		2,516,981		278		(4,374)		2,512,885
Other assets		7,407,823		9,072		(309,875)		7,107,020

	(Won)	199,957,226	(Won)	711,834	(Won)	(1,754,182)	(Won)	198,914,878

Financial information per geographical area as of and for the year ended December 31, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Consolidation adjustment		Total
Operating revenue	(Won)	18,495,507	(Won)	33,176	(Won)	(241,725)	(Won)	18,286,958
Less: inter-company transaction		(235,242)		(6,483)		241,725		—

Net operating revenue		18,260,265		26,693		—		18,286,958

Operating income		3,110,251		11,181		(32,846)		3,088,586

Cash and due from banks	(Won)	5,977,123	(Won)	108,187	(Won)	(142,314)	(Won)	5,942,996
Securities		33,868,719		38,921		(428,508)		33,479,132
Loans		136,061,424		569,889		(809,467)		135,821,846
Fixed assets		2,444,092		350		(2,830)		2,441,612
Other assets		5,455,036		7,910		(245,810)		5,217,136

	(Won)	183,806,394	(Won)	725,257	(Won)	(1,628,929)	(Won)	182,902,722

27.	RELATED PARTY TRANSACTIONS:

(1)	Significant balances with related parties as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	68,949	(Won)	—	(Won)	157,695
KB Investment Co., Ltd.		—		—		12,608
KB Futures Co., Ltd.		926		—		8,095
KB Data System Co., Ltd.		42		—		22,918
KB Asset Management Co., Ltd.		99		—		58,289
KB Real Estate Trust Co., Ltd.		862		6		549
KB Credit Information Co., Ltd.		120		—		29,462
KB Life Insurance Co., Ltd.		3,167		—		6,113
NPC 02-4 Kookmin Venture Fund		—		—		13,189
Kookmin Bank International Ltd. (London)		231,563		—		49,536
Kookmin Bank Hong Kong Ltd.		178,590		—		12,285

	(Won)	484,318	(Won)	6	(Won)	370,739

	2005
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	57,658	(Won)	—	(Won)	128,147
KB Investment Co., Ltd.		—		—		20,096
KB Futures Co., Ltd.		1,874		—		13,899
KB Data System Co., Ltd.		50		—		14,021
KB Asset Management Co., Ltd.		114		—		21,861
KB Real Estate Trust Co., Ltd.		18,532		92		1,418
KB Credit Information Co., Ltd.		191		—		22,405
KB Life Insurance Co., Ltd.		1,620		—		793
NPC 02-4 Kookmin Venture Fund		—		—		19,327
Kookmin Bank International Ltd. (London)		247,919		—		54,436
Kookmin Bank Hong Kong Ltd.		123,460		51		24,641

	(Won)	451,418	(Won)	143	(Won)	321,044

(2)	Significant transactions with related parties for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	42,528	(Won)	—	(Won)	4,255
KB Investment Co., Ltd.		1		—		341
KB Futures Co., Ltd.		92		—		1,756
KB Data System Co., Ltd.		39		—		27,356
KB Asset Management Co., Ltd.		783		—		1,961
KB Real Estate Trust Co., Ltd.		1,424		(87)		—
KB Credit Information Co., Ltd.		234		—		69,368
KB Life Insurance Co., Ltd.		36,679		—		2
NPC 02-4 Kookmin Venture Fund		6		—		504
Kookmin Bank International Ltd. (London)		11,072		—		4,394
Kookmin Bank Hong Kong Ltd.		9,702		(46)		2,136

	(Won)	102,560	(Won)	(133)	(Won)	112,073

	2005
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	83,019	(Won)	—	(Won)	4,440
KB Investment Co., Ltd.		—		—		623
KB Futures Co., Ltd.		25		—		1,370
KB Data System Co., Ltd.		93		—		22,752
KB Asset Management Co., Ltd.		907		—		1,030
KB Real Estate Trust Co., Ltd.		1,743		(78)		—
KB Credit Information Co., Ltd.		197		—		70,708
KB Life Insurance Co., Ltd.		30,167		—		22
NPC 02-4 Kookmin Venture Fund		7		—		518
Kookmin Bank International Ltd. (London)		7,294		(45)		4,901
Kookmin Bank Hong Kong Ltd.		6,309		—		2,092

	(Won)	129,761	(Won)	(123)	(Won)	108,456

28.	CONSOLIDATED STATEMENTS OF CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions)

	2006		2005
Cash on hand	(Won)	2,725,644	(Won)	2,683,480
Foreign currencies		151,406		150,403
Due from banks in Won		3,273,175		2,519,991
Due from banks in foreign currencies		538,752		589,122

		6,688,977		5,942,996
Restricted due from banks		(3,319,705)		(2,259,181)

	(Won)	3,369,272	(Won)	3,683,815

(3)	Significant transactions not involving cash inflows and outflows for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions)

	2006		2005
Write-offs of loans and decrease of loans from principal reduction	(Won)	1,700,441	(Won)	2,151,343
Decrease in allowance for sale and repurchase of impaired loans		(109,660)		(167,443)
Increase in available-for-sale securities resulting from the debt to equity swap		—		35,762
Changes in capital adjustments from valuation of securities		386,750		(212,022)
Reclassification of available-for-sale securities to held-to-maturity securities		—		60,091

29.	APPROVAL DATE OF FINANCIAL STATEMENTS:

The Bank’s financial statements to be presented at the annual shareholders’ meeting were approved by the board of directors on February 8, 2007.